
SCHOOL BUS

STUDENT TRANSPORTATION INC.®

LEADING THE WAY

2015 ANNUAL REPORT

2015 HIGHLIGHTS

Founded in 1997, **Student Transportation Inc. (STI)** is North America's most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit **www.RideSTBus.com.**



REVENUE (millions of US$)


600
500
400
300
200
100
0
305.3
369.0
423.7
489.5
554.8
2011
2012
2013
2014
2015

ADJUSTED EBITDA* (millions of US$)


120
100
80
60
40
20
0
55.9
70.1
81.2
89.4
102.0
2011
2012
2013
2014
2015

*Net income for the fiscal years ending June 30, 2011, 2012, 2013, 2014 and 2015 amounted to $1.5M, $2.3M, $3.9M, $1.4M and $3.7M respectively. Student Transportation Inc. (the "Company") reported under US GAAP for fiscal years 2011, 2012, 2013, 2014 and 2015. Management has used Adjusted EBITDA as a useful measure for tracking performance. Adjusted EBITDA is a non-GAAP measure and is not an alternative to net income or loss or other comparable measures determined in accordance with US GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. A reconciliation of net income or loss to Adjusted EBITDA is included in the Company's fiscal year-end press releases, which can be found at www.sedar.com or at the Company's website www.rideSTBus.com

STUDENT TRANSPORTATION INC.®

CHAIRMAN'S MESSAGE

LEADING THE WAY



We continued to lead the way in student transportation in fiscal 2015, expanding to new states, growing our green fleet, redefining our customers and disrupting the status quo with new technology.

It was a pivotal year in many ways, punctuated by continued low interest rates, lower fuel and operating costs, and increased revenues in our contracted services, which collectively helped us lower our total debt and end the year with a cleaner balance sheet. It was a year in which the historical definition of our "customer" broadened beyond school officials to include the connected parent who is changing the way we all do business.

We now operate our transportation services in 21 states and two Canadian provinces in areas that are strategically selected for attractive, long-term contracts and proximity to our existing operations, which increases regional density. We worked hard this year to expand public-private partnerships, lowering our operating costs by using school-owned facilities and customer supplied fuel. We have invested in our people, new technologies and vehicles to make our operations safe, environmentally friendly and more efficient.

Our targeted approach to bidding resulted in $40 million in new contracts for the 2016 fiscal year. According to U.S. Department of Transportation statistics, our record for safety is the best among all major school bus contractors, which translates directly to our historic contract renewal rate of nearly 95 percent. Many of these contracts were renewed with long-term agreements. These records for safety and customer loyalty say a lot about who we are and how we perform.

To drive growth in our developing non-asset and asset-light group of businesses we appointed Thomas Kominsky Chief Growth Officer in June. Tom's background in strategic business growth, investment banking and capital markets makes him a tremendous resource for our team as we leverage our core competencies to develop new business strategies and launch new sales programs in our Innovation and Technology Group. There are tremendous opportunities to leverage our team's safety and operating expertise with the 10,000 school districts that continue to own and operate their fleets.

In addition, our Board added a new Director this past year, Barbara Basney, Vice President of Global Advertising and Media for Xerox Corporation. Barbara brings tremendous strategic capabilities and insight into today's new media and is a valuable resource for our leadership team as we "talk to" our new customers. As a member of our Innovation and Technology Committee, Barbara will work with our team to better understand the needs of today's parents who are driving changes at local school boards. Understanding our parents' mobile and social media interactions will improve communications and increase customer loyalty.

> *"We have invested in our people, new technologies and vehicles to make our operations safe, environmentally friendly and more efficient.*

The drop in fuel prices has been positive for us. Vendor contracts, customer paid fuel and mitigation features in 80 percent of our contracts protect us from swings in market prices. Our total fuel cost decreased to 7.2 percent of revenue in fiscal 2015 from 8.8 percent in fiscal 2014. We took steps that should lower our


GAS

fuel cost to approximately 6.5 percent of revenues for fiscal 2016. And looking to fiscal 2017, we already purchased a portion of fuel at even lower prices.

We also grew our alternative fuel fleet by 35 percent this year. These cleaner, quieter vehicles are what parents are requesting. It's our leadership in this area that is changing the direction of the industry to alternative fuels. This provides us with a tremendous marketing advantage in environmentally conscious communities.

Since we began as a public company in 2004, our dividend has been as steady as the consistency and safety of our operations and results. In June, our Board of Directors authorized the distribution of our 129th consecutive monthly dividend continuing the trend which began with the former "income trust like" model in Canada. The Board, after much discussion, approved a change in the dividend currency to U.S. dollars from Canadian dollars beginning July 1, 2015. With 90 percent of our revenue in the U.S., and our reporting in U.S. dollars, we believe that this move better aligns the company with shareholders, mitigating the impact of volatile swings in the currency markets.

Our new business and operational changes will increase revenues, lower costs and lower our payout ratio. Our goal is to increase our operating cash flow per share by 5 to 7 percent annually.

For more than 10 years as a public company, we have grown our business and paid a monthly dividend despite fluctuating capital, commodity and financial markets plus a multitude of natural disasters. Kids went to school yesterday, they're going to school today and they'll go tomorrow. It's a stable business that provides long-term visibility. We are the innovators and leaders in this industry. We will continue to improve and grow our business. We have never been more confident in our business and our 14,000 dedicated employees. These are exciting times for our company. We thank you for your trust and loyalty.

"We have never been more confident in our business and our 14,000 dedicated employees. These are exciting times for our company.

Denis J. Gallagher
Chairman of the Board &
Chief Executive Officer

FINANCIAL PERFORMANCE

STI BY THE NUMBERS

Take **long-term contracts** and the best renewal rate in the industry, combine it with a growing portfolio of innovative technology products and consulting services, top it off with the most experienced people and best customer service in the business and what do you get? STB – a very attractive investment that has produced a stable and predictable high dividend yield for value investors for more than a decade. That trend continued in fiscal 2015.

> ***"Since we began as a public company in 2004, our dividend has been as steady as the consistency and safety of our operations and results.***
>
> *Denis J. Gallagher, Chairman & CEO*

INCREASED REVENUES
13.3% YOY
to $554.8M

NET INCOME UP
2x
to $3.7M

EPS DOUBLED TO
$.04
per share

PAYOUT RATIO LOWERED TO
71%

ADJUSTED EBITDA UP TO
$102.0M

MARGIN RISING TO
18.4%

TOTAL DEBT REDUCED
by nearly
$70M YOY

PAID CASH DIVIDENDS
$33.7M

STABLE DIVIDEND*
CA$0.56
per share
125
Consecutive Months

NEW ANNUALIZED GROWTH FOR FY2016
7%

LOW COST LEASING
6yr 2.7-4.4%
Fixed Rate Financing

LOWERED FUEL COST%
18%
to 7.2%

*Canadian Dividend Tax Credit Qualified/ U.S. Dividend Qualified. STB continues listing on TSX in Canadian dollars and on the NASDAQ in U.S. dollars.

GROWTH INITIATIVES

NEW LOGISTICS & TECHNOLOGY SOLUTIONS

Driven by creative thinking and new technology, STI teams across North America won a dozen new contracts this year while working diligently to lower our cost of operations. Guided by our time-tested and proven A-B-C-D (Acquisitions, Bids, Conversions & Direct) growth strategy, we added nearly **1,000 vehicles** and more than **$40 million** in new revenues for fiscal 2016. We established new regional hubs in Missouri, Colorado and Oregon and expanded our footprint in Rhode Island, New Jersey, Texas and California.

We also focused on leveraging STI's core competencies to develop new and innovative consulting and technology offerings never before seen in this industry. Together, these contracted services and asset-light innovation services businesses provide school districts, parents and other customers with customized student transportation solutions.

DATA DRIVES SAFETY & EFFICIENCY

Across all of our businesses, we continued to harness the power of onboard technology to improve operations and lower costs. New access to data impacted everything we did in 2015. We installed new vehicle telematics, which provide remote performance and diagnostic data that allow our vehicles to "talk" to us in ways never before possible. Local managers now know when a driver hits the brakes too hard or idles too long, and maintenance teams know when tire pressure is low or fluid levels fall below optimal levels. This visibility into driver behavior and the operational health of our fleet empowers local STI teams to act quickly to optimize operational efficiency and enhance safety. Global Positioning Systems (GPS) now are standard features on all of our new buses, as are two-way radios and



We focused on leveraging STI's core competencies to develop new and innovative consulting and technology offerings never before seen in this industry.

video systems, which also increase safety and compliance. Our in-house tech team at Innovation Services headquarters helps correct inefficiencies in routes and has identified new, streamlined ways to integrate student data. We've also installed a new wage management system with controls that will reduce our labor costs.

INNOVATION SERVICES TAKE OFF

New partnerships and new sales channels dominated the news from our Innovation Services businesses this year. We made a small investment in the industry leader in school district management and consulting, and launched a strategic alliance to expand our Transportation Sector Consultants (TSC) services to its 200+ customers. TSC also formed a joint venture with a school bus safety video producer, the School Bus Safety Company, which currently sells to 2,000 schools across North America, to market online driver training and a Learning Management System. We also formed the TSC Partners Program that invites small operators and school districts to "join the club" for procurement savings, compliance reporting and other services fueled by our core expertise in transportation and logistics. And SchoolWheels Direct, our direct-to-parent fee-based school transportation service, turned four this year and now operates in California, New Hampshire, South Carolina, New York and Florida.


STOP

New access to data impacted everything we did in 2015.




CULTURE
SERVICE
SAFETY
PEOPLE
INNOVATION
COMMUNITY
TECHNOLOGY
FLEET
DATA
PROGRAMS & PUBLIC-PRIVATE PARTNERSHIPS
STUDENT TRANSPORTATION SOLUTIONS

MEET OUR NEW CUSTOMER

Where's my child's school bus? What's your safety record? How are your drivers trained? Do you use clean, alternative fuels? These are the questions today's data driven, super-connected Millennial parents are asking STI and their local school boards every day. Our answers and school board decisions will be shared far and wide because, according to a recent study*, "Millennial Moms" have more social network accounts and spend more time on social networks than moms overall. They are constantly available and eager to learn more about our brand and how it will keep their children safe and make their lives better. Moreover, one quarter of these moms say they would pay $50 per month to have someone help manage their busy lives. That's where STI comes in. We now can utilize the new ways our buses "talk" to us, so we can talk directly to parents. This influential and engaged market segment is eagerly embracing our SafeStop™ App, which for just pennies a day connects parents and school officials to the vehicles transporting their students. It's the only app that combines routing systems with GPS tracking. SafeStop now is available at more than 60 schools and universities across the country and our goal is to expand to over 450 schools in fiscal 2016. Some districts buy it for their parents, some parents buy it directly and some businesses pay for it as sponsors. SafeStop is not just for our customers; it's available to the entire market of 36 million parents of school-aged children and any vehicle with a GPS unit onboard. The opportunities for generating revenues from school district "onboarding fees," monthly parent subscriptions and sponsorships are enormous.

*Digital Women Influencers: Millennial Moms, Weber Shandwick and KRC research.

"As a tech mommy, I enjoy using SafeStop; I like my gadgets.

Deborah Penkszyk,
SafeStop Parent, Batavia, NY

SAFESTOP™



"We have students riding our environmentally friendly buses to school from all across the Los Angeles metro area. Using the SafeStop App has given our families tremendous peace of mind and helps them in the planning of their day.

Julian P. Bull, Headmaster,
Campbell Hall School,
North Hollywood, CA

CULTURE & COMMUNITY

WE'RE DIFFERENT



Eleven employees were inducted during the second annual Safety Wall of Fame dinner and celebration in October.

It's not easy keeping a close-knit family atmosphere in a company that has grown to 14,000 employees working across two countries, but we're different. Taking care of our customers, our passengers, our coworkers and our communities is an integral part of our culture and what keeps our family spirit alive. It all begins with safety, which is our No. 1 priority as we transport more than 1 million children to and from school each and every day. It's why our customers choose us and why they stay with us.

Again this year, we honored employees named to STI's prestigious Safety Wall of Fame. Nominated by their managers and general managers, these 11 individuals excel in leadership, reliability, community service and, above all, safety. The annual Safety Wall of Fame dinner in October was a highlight of National School Bus Safety Week when employees across North America participated in special programs and were recognized for their dedication to safety.

ST University, the company's Learning Management System, plays a major role in enhancing employee safety, development and communication. It also is key to helping employees manage and leverage the new ridership and maintenance data generated by the advanced telematics now in our vehicles. New courses introduced this year include Safety Leadership, Anti-Bullying, Fiscal Productivity, Anti-Idling and Transporting Students with Emotional Disabilities. In addition, three STI employees received the prestigious Special Needs Transportation Endorsement from the National Association for Pupil Transportation. This investment in people and safety translated into a 5.2 percent improvement in STI's overall safety record for fiscal 2015.

Employee community service efforts also continued this year on all fronts. Our holiday "Driving Our Communities" fundraising campaign marked its third year and collected more than 46,000 items for local food banks, toy drives, shelters and individual families in need across North America. Our local teams also created the STI Cancer Support Network, a companywide, yearlong awareness initiative to support those affected by cancer. And the Student Transportation of America and Student Transportation of Canada Education Foundations raised nearly $250,000 and awarded 118 college scholarships to graduates of school districts we serve, as well as dependents of STI employees.

Other annual employee activities included Bullying Prevention Awareness Month and Employee Appreciation Week, during which employees were honored with celebratory breakfasts, barbeques and awards at more than 150 locations across North America.

> ***"At STA there's a culture of compassion and caring with a focus on safety and customer service.***
>
> *James Whitt, Board of Education, Columbia (MO) Public Schools*

CORPORATE GOVERNANCE

Student Transportation Inc.'s (STI) Board of Directors is dedicated to the highest standards of corporate governance. Our Board believes that sound corporate governance practices are in the interest of shareholders and contribute to prudent and effective decision-making.

The Board understands that earning the trust of investors comes from demonstrated honesty and transparency.

As such, the Board is fully committed to a comprehensive corporate governance strategy that promotes the Company's long-term well-being and sustainability for the benefit of the shareholders.

The corporate governance policies and practices are substantially compliant with National Policy 58-201, the guidelines of the Canadian Securities Administrators. The Board has monitored ongoing developments in the area of corporate governance best practices and is committed to proactively reviewing and updating all policies and practices to stay ahead of regulatory demands and investor expectations.

STI's board consists of nine directors; eight are independent of management. The Board follows a mandate that clearly defines its roles and responsibilities in overseeing the Company's strategy, management team, financial reporting and governance.

Policies – The Board has adopted several policies that reflect best practices in governance and disclosure.

Board Mandate – Defines the roles and responsibilities of the Board of Directors to supervise the management of the business of STI with the highest standards of ethical conduct and in the best interests of the shareholders.

Disclosure Policy – Ensures the Company adheres to best practices in disclosing and disseminating material information. This obligation reflects the basic principle of securities regulation that all persons investing in securities should have equal access to information that may affect their investment decisions.

Code of Conduct – Sets out the ethical principles guiding all directors, officers and employees of STI. Obeying the law, both in letter and in spirit, is the foundation on which STI ethical standards are built and is critical to our reputation and continued success.

Insider Trading Policy – Strictly limits trading by management, the Board and other STI employees.

"Whistleblower" Policy – To promote integrity and to deter wrongdoing, spells out confidential complaint or concerns reporting procedures regarding illegal or unethical behavior.

Anti-Hedging Policy – Prohibits executive officers or directors from purchasing financial instruments that are designed to hedge their equity-based compensation award or the value of the securities of STI.

All policies, along with the committee charters, are available on Student Transportation's website at www.rideSTBus.com

COMMITTEES

Audit Committee – STI's Audit Committee is responsible for: the oversight and supervision of accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, and the quality and integrity of the financial statements. The independent registered public accounting firm of STI reports directly to the Audit Committee. The Committee is also responsible for directing the independent registered public accounting firm's examination of specific areas and for recommending to the Board of Directors the selection of independent auditors.

The Audit Committee met five times during fiscal 2015. Each member of the Audit Committee is independent of management and is "financially literate" and a financial expert within the meaning of Multilateral Instrument 52-110 – Audit Committees, Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and NASDAQ Rule 5605 (a)(2), which each prescribe certain requirements for audit committees.

Members: Irving R. Gerstein, George Rossi (Chair), David Scopelliti, Victor Wells

Compensation, Nominating and Governance (CNG) Committee – The CNG Committee is responsible for: establishing procedures for the identification and recommendation of nominees to the Board of Directors, ongoing assessment of the Board of Directors, its committees and its members, developing and implementing orientation procedures for new directors, advising on and overseeing compensation, and developing and monitoring the Company's approach to governance issues.

The CNG Committee met five times during fiscal 2015. Each member of the CNG Committee is independent of management.

Members: Irving R. Gerstein (Chair), Kenneth B. Needler, Grace Palombo, David Scopelliti

Innovation and Technology Committee (ITC) – The ITC was formed in May 2014 to provide understanding, clarification and validation to the Board on the fundamental technological and strategic direction of new ventures and major investment projects within the Company in order to enhance shareholder value. Innovation and technology are key contributors to the Company's long-term competitiveness and profitability.

Members: Wendi Sturgis (Chair), Barbara Basney

STUDENT TRANSPORTATION INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended June 30, 2015. These financial statements can be found on SEDAR at www.sedar.com. As an SEC issuer (as defined under applicable Canadian securities laws), Student Transportation Inc.'s financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Results of Operations is effective September 14, 2015. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is also available on SEDAR at www.sedar.com.

All references to "$" or "US$" are to U.S. dollars and all references to "Cdn $" are to Canadian dollars. All references to the Company are to either Student Transportation Inc. or to STI and its subsidiaries, as the context requires. Unless the context requires otherwise, references to years are to the Company's fiscal year ended June 30.

Forward-Looking Statements

Certain statements in this Management's Discussion and Analysis ("MD&A"), including without limitation in the sections of this MD&A entitled "Results of Operations", "Liquidity and Capital Resources" and "Subsequent Events" are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Actual results may vary from the forward-looking statements. Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to and incorporated by reference under the heading "Risk Factors" such as an inability to control the Company's operating expenses, significant capital expenditures, the Company's ability to retain or renew its customer contracts, find suitable business for acquisition and identify conversion opportunities and win bid contracts on profitable terms, the Company's consolidated indebtedness and restrictive covenants related thereto, the Company's ability to make payments on its convertible debentures, the Company's acquisition strategy, increased industry competition and consolidation, reliance on certain key personnel, the possibility that a greater number of employees will join unions, rising insurance costs, a lack of insurance coverage for certain losses, new governmental laws and regulations, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds, the termination of certain of the Company's contracts for reasons beyond management's control, uncertain risks associated with the Company's oil and gas operations, the Company's status as a public company, foreign private issuer and emerging growth company status for U.S. federal securities law purposes, reduced spending by school districts and governmental agencies, terrorism attacks, man-made or natural disasters, cyber terrorism and data security breeches and risks related to the Company's capital structure. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be

material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

General

Student Transportation Inc. ("STI" or the "Company") is a corporation established under the laws of the Province of Ontario. STI, together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STI, the "Issuer"), initially issued income participating securities ("IPSs") pursuant to the Issuer's initial public offering in December 2004 (the "IPS Offering"). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC. On December 21, 2009, the Company redeemed the remaining 14% subordinated notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.

STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. ("STA Holdings"). Management owns 100% of the Class B Series Two and Class B Series Three common shares (collectively the "Class B common shares") of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan. STI currently holds a 98.5% interest in STA Holdings as at June 30, 2015, through its ownership of the Class A shares of STA Holdings. The Company also owns 100% of the outstanding shares of Parkview Transit Inc. ("Parkview Transit"). STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

On July 13, 2011, the Company filed a Form 40-F registration statement with the United States Securities and Exchange Commission (the "SEC") and a listing application with the NASDAQ-OMX, both in connection with the Company's initial US listing of its common stock on the NASDAQ Global Select Market.

On September 1, 2011 the NASDAQ-OMX formally approved the Company's listing application, and on September 2, 2011, the SEC formally declared effective the Company's Form 40-F registration statement. As such, the Company became a "foreign private issuer" under applicable U.S. federal securities laws. On September 6, 2011, the Company's common shares commenced trading on the NASDAQ Global Select Market under the trading symbol STB. The Company's common stock and convertible debentures continue to be listed on the Toronto Stock Exchange.

On June 21, 2010, STI closed its offering of Cdn$ 6.75% convertible subordinated unsecured debentures (the "Cdn$ 6.75% Convertible Debentures") due June 30, 2015, at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50.0 million) (see "Liquidity and Capital Resource-Convertible Debentures"). The Company repaid the remaining Cdn$ 6.75% Convertible Debentures at June 30, 2015, as discussed below.

On June 7, 2011, the Company issued US$ 6.25% convertible subordinated unsecured debentures (the "US$ 6.25% Convertible Debentures") due June 30, 2018, at a price of US $1,000 per debenture, for total gross proceeds of $60.0 million.

On November 12, 2013, the Company closed its offering of Cdn$ 6.25% convertible subordinated unsecured debentures due June 30, 2019 (the "Cdn$ 6.25% Convertible Debentures"), at a price of Cdn $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).

The Cdn$ 6.75% Convertible Debentures, which were repaid June 30, 2015, the US$ 6.25% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures are collectively referred to as the "Convertible Debentures". The net proceeds from the issuances of the Convertible Debentures were used to repay indebtedness under the senior credit facilities, which provided additional borrowing capacity, and for general corporate purposes.

Each outstanding Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price

of US $9.50 per common share (the "US$ 6.25% Convertible Debenture Conversion Price") which is equivalent to 105.2632 common shares for each US $1,000 principal amount of US$ 6.25% Convertible Debentures and at a conversion price of Cdn $9.05 per common share (the "Cdn$ 6.25% Convertible Debenture Conversion Price") which is equivalent to 110.4972 common shares for each Cdn $1,000 principal amount of Cdn$ 6.25% Convertible Debentures.

The Company repaid the Cdn$ 6.75% Convertible Debentures at June 30, 2015 as discussed below. The Cdn$ 6.75% Convertible Debentures were not redeemable prior to June 30, 2013. The Company had the right, at its option, to redeem the Cdn$ 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.75% Convertible Debenture Conversion Price. During fiscal year 2015, Cdn $0.1 million of the Company's Cdn$ 6.75% Convertible Debentures were converted into 18,342 shares of common stock. On June 30, 2015, the Company repaid the remaining Cdn $49.9 million in principal amount of Cdn$ 6.75% Convertible Debentures for US$ 40.1 million in cash, in accordance with the terms of the trust indenture dated as of June 21, 2010 between STI and Computershare Trust Company of Canada governing the Cdn$ 6.75% Convertible Debentures.

The US$ 6.25% Convertible Debentures were not redeemable prior to June 30, 2014. The Company has the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days' prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the US$ 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity, the Company will have the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Cdn$ 6.25% Convertible Debentures are not redeemable prior to June 30, 2017. The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price. After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common shares for each US $1,000 principal amount of the US$ 6.25% Convertible Debentures and for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company's obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

The Company established a dividend reinvestment plan (the "Plan") in May 2009 to enable eligible shareholders of the Company to reinvest dividends on their common shares to acquire additional common shares of the Company. The

common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount. Pursuant to the Plan, the Company issued 1,485,040 common shares during the twelve months ended June 30, 2015, which represent non-cash dividends having a value of $8.5 million.

The shareholders of the Company approved the adoption by STA Holdings of the Equity Incentive Plan ("EIP"), at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders of STI approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B Series Two common shares available for issuance under the EIP by 1,446,291. Pursuant to the STA Holdings amendment discussed below, the majority of this additional allotment was converted into Class B Series Three shares. All of these shares have been granted to management. These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which had been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which have been utilized for all share grants under the EIP subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders.

In May 2015, the Company exchanged all of the remaining Class B Series Two common shares for Class B Series Three common shares, based on the fair market value of each class of shares. This non-cash exchange resulted in approximately 1.57 Class B Series Three common shares being issued for each Class B Series Two common share outstanding.

The holders of the Class B Series Two common shares were entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPSs. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Pursuant to the liquidity provisions of the EIP the holders of Class B Series Three common shares have an option to "put" up to one third of the shares awarded each year back to the Company, one year immediately following the grant.

As noted above, the Class B common shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B common shares are recorded as a component of other (income) expense, net in the consolidated statement of operations. The Company recorded income of $3.3 million and an expense of $0.9 million for the years ended June 30, 2015 and 2014, respectively, associated with the change in fair value on the Class B common shares. The Company recorded $0.9 million and $0.8 million in dividend payments on the Class B common shares for the years ended June 30, 2015 and 2014, respectively, which are recorded as a component of other (income) expense, net in the consolidated statement of operations.

During the twelve month ended June 30, 2015, there were 10,777 Class B Series Two shares "put" back to the Company, for which the Company paid $0.1 million. The remaining 50,689 Class B Series Two common shares were exchanged for 80,009 Class B Series Three common shares as discussed above. There are no Class B Series Two common shares outstanding at June 30, 2015.

During the twelve months ended June 30, 2014, a total of 3,050 Class B Series Two common shares were "put" back to the Company having a fair value of thirty one thousand dollars. The total number of Class B Series Two common shares outstanding as at June 30, 2014 was 61,466. The fair value of the Class B Series Two common shares outstanding at June 30, 2014 represents a liability of $0.6, million all of which is recorded in other current liabilities.

During the twelve months ended June 30, 2015, STA Holdings granted 663,620 Class B Series Three common shares pursuant to the EIP. The Company recognized $4.2 million in non-cash stock-based compensation expense related to these grants during the twelve months ended June 30, 2015. In connection with these grants, 236,241 shares were withheld at the election of the participants to satisfy income tax withholdings. An additional 80,009 Class B Series Three common shares were issued in exchange for the remaining Class B Series Two common shares outstanding as discussed above. Pursuant to the liquidity provision of the EIP plan, 322,019 Class B Series Three common shares were "put" back to the Company, having a fair value of $1.9 million during the twelve months ended June 30, 2015. The total number of Class B Series Three common shares outstanding as at June 30, 2015 was 1,591,211. The fair value of the Class B Series Three common shares outstanding at June 30, 2015 represents a liability of $7.3 million, of which $5.4 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

During the twelve months ended June 30, 2014, STA Holdings granted 635,074 Class B Series Three common shares pursuant to the EIP. The Company recognized $3.9 million in non-cash stock-based compensation expense related to these grants during the twelve months ended June 30, 2014. In connection with these grants, 195,289 shares were withheld at the election of the participants to satisfy income tax withholdings. In addition, pursuant to the liquidity provision of the EIP plan, 197,533 Class B Series Three common shares were "put" back to the Company, having a fair value of $1.2 million during the twelve months ended June 30, 2014. The total number of Class B Series Three common shares outstanding as at June 30, 2014 was 1,405,842. The fair value of the Class B Series Three common shares outstanding at June 30, 2014 represents a liability of $9.3 million, of which $6.6 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

The Company renewed its normal course issuer bid ("NCIB") on October 21, 2014. Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to the lesser of 4,158,553 Common Shares or the number of Common Shares that can be purchased for an aggregate purchase price of Cdn $5.0 million in the twelve month period commencing October 24, 2014 and ending on October 23, 2015. Under the renewed NCIB, the Company repurchased 161,415 shares with a value of $0.8 million during the fiscal year 2015. The Company did not repurchase any shares under the previous NCIB. The Company amended the NCIB in August 2015, to increase the maximum amount of common shares that the Company is permitted to acquire under the NCIB (see "Subsequent Events").

During fiscal year 2015, Cdn$ 0.1 million of the Company's Cdn$ 6.75% Convertible Debentures were converted into 18,342 shares of common stock. The remaining Cdn$ 6.75% Convertible Debentures were repaid on June 30, 2015, as discussed above (see "Liquidity and Capital Resource-Convertible Debentures").

On March 6, 2015, the Company issued 11,983,000 common shares pursuant to a bought deal for total gross cash proceeds of $69.1 million (Cdn $86.3 million) (the "2015 Bought Deal"). The net proceeds of $66.7 million (Cdn $ 83.2 million) after commission and fees, were used to redeem the remaining $40.1 million in principal amount of Cdn$ 6.75% Convertible Debentures, with the balance used to pay down debt on the Company's senior credit facility.

On May 8, 2015, the Board of Directors of the Company approved a change in the currency of the monthly dividend from Canadian dollars to U.S dollars, effective July 1, 2015, with the first U.S. dollar dividend payable August 17, 2015 to shareholders of record on July 31, 2015.

Results of Operations ($ in 000's, except per share data)

As noted in the cautionary language concerning forward-looking disclosures under the heading "Forward-Looking Statements" in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company's seasonality, fuel prices, currency and leasing alternatives. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

	Three Months Ended June 30,		Twelve Months Ended June 30,	
	2015	2014	2015	2014
Revenues	$152,454	$142,567	$554,751	$489,499
Costs and expenses				
Cost of operations	113,107	103,680	427,536	373,060
General and administrative	13,532	11,729	54,749	46,673
Non-cash stock compensation	–	–	4,170	3,942
Acquisition expense	–	16	3	282
Depreciation and depletion expense	14,303	14,585	47,757	46,444
Amortization expense	943	831	3,374	3,573
Total operating expenses	141,885	130,841	537,589	473,974
Income from operations	10,569	11,726	17,162	15,525
Interest expense	4,247	4,562	17,412	16,641
Foreign currency loss (gain)	242	348	(136)	424
Unrealized gain on foreign currency exchange contracts	(2,053)	(798)	(83)	(737)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(12)	(43)	(231)	(714)
Gain on bargain purchase of businesses acquired, net of tax	–	–	–	(2,762)
Other (income) expense, net	(736)	977	(3,481)	1,651
Income before income taxes and equity in net income of unconsolidated investment	8,881	6,680	3,681	1,022
Equity in net income of unconsolidated investment	33	–	58	–
Income tax expense (benefit)	1,934	1,973	84	(395)
Net income	$ 6,980	$ 4,707	$ 3,655	$ 1,417
Basic and diluted net income per common share	$ 0.07	$ 0.06	$ 0.04	$ 0.02

Seasonality

The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is minimal school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond with the vehicles' usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's senior credit facility and through operating lease financings.

Recent Market Fuel Price Trends

There has been a significant decrease in market fuel prices over the last twelve months in North America. The recent trend in declining market fuel prices is evidenced by the decline in oil prices since July 2014 (the start of our 2015 fiscal

year). The price of oil in July 2014 was approximately $100 per barrel. Prices in September 2014 were approximately $95 per barrel, and started to decline to a range of $75 per barrel and $60 per barrel in the November 2014 and December 2014 time frame, respectively. At June 2015 (the end of our 2015 fiscal year), the price of oil stood at approximately $60 per barrel. We have seen positive impacts on this declining trend in market fuel prices in our fuel expense for the 2015 fiscal year, with fuel expense at 7.7% of revenue for fiscal year 2015 compared to the 8.9% level for fiscal year 2014.

The Company is exposed to changes in the market price of fuel on our school transportation contracts in the ordinary course of business. The Company continues to have fuel mitigation features in approximately 60% of its school transportation revenue contracts that provide some measure of protection against market fuel price increases, ranging from the outright purchase of fuel by school districts to fuel reimbursements associated with fuel price caps / collars and fuel escalators. So while the Company is still exposed to some price risk under some of these fuel mitigation features when market fuel prices increase, it also benefits to some extent with a decline in market fuel prices as well.

In addition to the contract mitigation features related to fuel in the revenue contracts, over the last several years the Company also endeavored to lock in an approximate 20% of its fuel exposure by entering into fixed price contracts with its fuel vendors on an annual basis, with the final approximate 20% of fuel exposure at risk and fully subject to market price fluctuations. In August 2014, the Company entered into fixed price contracts with fuel vendors to cover the approximate 20% of fuel exposure for fiscal year 2015. As such, the fixed price contracts for fiscal year 2015 reflect lock-in prices from the August 2014 time period, prior to the substantial market fuel price declines experienced in the November 2014 and December 2014 time periods. The Company has benefited from the recent market fuel price declines on the final 20% of fuel exposure fully subject to market price fluctuations.

In connection with the annual fixed price contracts for approximately 20% of the Company's fuel exposure and based on the decline in market fuel prices that started subsequent to September 2014 (as noted above) and which continued through the current date, the Company has secured some fixed price contracts for the next two fiscal years. In October 2014, the Company entered into a fixed price contract with its fuel vendors for approximately 20% of its fuel exposure for fiscal year 2016 and in August 2015, the Company locked in a portion of the approximate 20% fuel exposure for the 2017 fiscal year. As such, the Company expects a further reduction in fuel expense in fiscal year 2016 compared to fiscal year 2015, with fiscal year 2016 fuel expense lowering to a level of 7.0% to 7.2% of revenue, all else being equal (see Forward Looking Statements).

Foreign Currency Translation Impacts on Financial Reporting

The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. The Company's reported results have been negatively impacted by the recent weakening of the Canadian dollar in connection with the translation of the Canadian operations into U.S. dollar. These negative impacts are purely financial statement reporting impacts and have no effect on the Company's Canadian dollar operating results. The results of the Company's Canadian operations (revenues and expenses) are translated into U.S. dollars using the average exchange rate during the period. The average Canadian dollar / U.S. dollar exchange rate for the twelve months ended June 30, 2015 and 2014 were 1.1738 and 1.0703, respectively. Revenue and operating income for fiscal year 2015 were negatively impacted by approximately $7.4 million and $0.7 million, respectively, related to the change in exchange rates between the Canadian dollar and the U.S. dollar as compared to fiscal year 2014.

Managed and Leased Fleet Business

The Company's school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In addition, since the fiscal year 2007 the Company has financed a portion of its growth and replacement school vehicles through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 25% and

5%, respectively, of the Company's fleet. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

During the fiscal year ended June 30, 2014, the Company entered into additional operating leases with seven major financial institutions to lease approximately $24.0 million in replacement school vehicles and $20.4 million in growth vehicles for the 2013-2014 school year. The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.5%. Annual lease payments on these additional leases are approximately $6.3 million per year for the term of the leases.

During the fiscal year ended June 30, 2015, the Company entered into additional operating leases with seven major financial institutions to lease approximately $38.7 million in replacement school vehicles and $38.3 million in growth school vehicles for the 2014-2015 school year. The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%. Annual lease payments on these additional leases will approximate $11.2 million per year for the term of the leases.

During July and August 2015, the Company entered into additional operating leases with ten major financial institutions to lease approximately $46.0 million in replacement school vehicles and $11.5 million in growth school vehicles for the upcoming 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.2%. Annual lease payments on these additional leases will approximate $8.0 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the "Canadex Acquisition") of all of the outstanding stock of Canadex Resources Limited ("Canadex"). Canadex was a transportation and energy company consisting of two separate business segments. The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States. The interests in oil and gas properties are held through Canadex's wholly owned subsidiary, Canadex Resources Inc. ("CRI"). CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates. It holds junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States. Approximately 70% of these wells produce natural gas. CRI's co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities. The financial statements reflect the Company's proportionate interest in the oil and gas activities as a non-operator. Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit Inc., which is a direct subsidiary of the Company.

The Company's oil and gas revenues, on an annual basis, are approximately one half of one percent of consolidated Company revenues.

Three months ended June 30, 2015 Compared to Three months ended June 30, 2014

The Company's core business is school bus transportation. As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately one-half of one percent of the Company's revenue on an annual basis.

The consolidated results for the fourth quarter of fiscal year 2015 include $0.5 million in oil and gas revenue, $0.4 million in related cost of operations and $0.3 million in depletion expense. The consolidated results for the fourth quarter of fiscal year 2014 include $1.4 million in oil and gas revenue, $0.7 million in related cost of operations and $0.4 million in depletion expense. The revenue reduction for the fourth quarter of fiscal year 2015 compared to the fourth quarter of fiscal year 2014 was due to a reduction in both price and production, primarily related to the recent decline in fuel market prices.

The remaining discussion of the Company's operating results through "Income from Operations" is related to the Company's core school bus transportation segment. Discussion of items below "Income from Operations" reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the fourth quarter of fiscal year 2015 were $152.0 million compared to $141.2 million for the fourth quarter of fiscal year 2014, representing an increase of $10.8 million, or 7.64%.

Revenue for the fourth quarter of fiscal year 2015 was negatively impacted by approximately $2.7 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the fourth quarter of fiscal year 2014 to the fourth quarter of fiscal year 2015 in connection with the translation of the Company's Canadian operations into U.S. dollars. In the first quarter of fiscal year 2015, the Company started operations on fourteen new bid contracts (two of which were conversions and two of which were tuck-ins to existing locations) and closed one acquisition in the second quarter of fiscal year 2015. The Company did not renew four contracts for the fiscal year 2015.

The acquisition completed in the second quarter of fiscal year 2015, along with the new bid-in contracts for fiscal year 2015, accounted for $10.9 million in new business growth in the fourth quarter of fiscal year 2015, which was partially offset by a $0.7 million revenue reduction resulting from the four contracts not renewed. The remaining $3.3 million increase in revenues resulted primarily from net increases in service requirements of existing contracts and contract rate increases. The revenue deferral noted in the third quarter of fiscal 2015, primarily related to weather days, compared to originally anticipated revenues was substantially recovered in the fourth quarter of fiscal year 2015.

Cost of Operations: Cost of operations for school bus transportation for the fourth quarter of fiscal year 2015 was $112.8 million as compared to $103.0 million for the fourth quarter of fiscal year 2014, representing an increase of $9.8 million or 9.5%. The acquisition completed in the second quarter of fiscal year 2015, along with the new bid-in contracts for fiscal year 2015 accounted for $12.3 million of the total increase in cost of operations which was partially offset by a $0.4 million reduction resulting from the four contracts not renewed. The remaining $2.1 million decrease in cost of operations, net of new business and contracts not renewed for the fourth quarter of fiscal year 2015, resulted primarily from a decrease in fuel expense, salaries and wages and maintenance costs, partially offset by an increase in insurance costs, operating costs and driver development and safety costs. Fuel expense, net of new business for the fourth quarter of fiscal year 2015, decreased $2.2 million, primarily related to lower market prices. As a percentage of revenue, fuel decreased to 7.2% in the fourth quarter of fiscal year 2015 from 8.8% in the fourth quarter of fiscal 2014. Salaries and wages, net of new business for the fourth quarter of fiscal year 2015, decreased by $0.6 million primarily related to lower driver wages. As a percentage of revenue, driver wages decreased to 32.8% in the fourth quarter of fiscal year 2015 from 33.4% in the fourth quarter of fiscal year 2014. Maintenance expense, net of new business for the fourth quarter of fiscal year 2015, decreased $0.9 million due primarily to lower net parts and tire expense. Maintenance expense decreased as a percentage of revenue to 4.2% in the fourth quarter of fiscal year 2015 from 4.9% in the fourth quarter of fiscal year 2014. Insurance costs, net of new business for the fourth quarter of fiscal year 2015, increased $1.0 million primarily due to unfavorable liability insurance claims development. As a percentage of revenue, insurance costs increased to 3.3% from 2.6% in the fourth quarter of fiscal year 2015 compared to the fourth quarter of fiscal year 2014. Operating expenses, net of new business for the fourth quarter of fiscal year 2015, increased $0.5 million due primarily to an additional year of vehicle leasing costs. Driver development and safety costs, net of new business for the fourth quarter of fiscal year 2015 increased $0.1 million. As a percentage of revenue driver development and safety cost increased to 0.5% from 0.4% in the fourth quarter of fiscal year 2015 compared to the fourth quarter of fiscal year 2014.

General and Administrative Expense: General and administrative expense for school bus transportation for the fourth quarter of fiscal year 2015 was $13.5 million compared to $11.7 million for the fourth quarter of fiscal year 2014, an increase of $1.8 million or 15.4%. As a percentage of revenue, total general and administrative expense increased to 8.9% of revenue in the fourth quarter of fiscal year 2015 from 8.3% in the fourth quarter of fiscal year 2014. The increase in general and administrative expenses is primarily due to the conversions and bid- in contracts completed during the fiscal year 2015, as well as higher administrative compensation and professional fees.

Acquisition Expense: The Company did not incur any acquisition expense for school bus transportation for the fourth quarter of fiscal year 2015, as there were no acquisitions completed in the quarter. Acquisition expense for the fourth quarter of fiscal year 2014 was sixteen thousand dollars. Acquisition expenses related to transaction costs associated with acquisitions are expensed as incurred under US GAAP.

Depreciation Expense: Depreciation expense for school bus transportation for the fourth quarter of fiscal year 2015 was $14.0 million compared to $14.2 million for the fourth quarter of fiscal year 2014, a decrease of $0.2 million. The decrease was primarily related to the depreciation savings due to the additional vehicles leased quarter over quarter, partially offset by increase in depreciation from the vehicles associated with the acquisitions completed in the fourth quarter of fiscal year

2014 and the second quarter of fiscal year 2015, along with the new bid-in contracts that started operations in fiscal 2015. As a percentage of revenue, depreciation expense decreased to 9.2% for the fourth quarter of fiscal year 2015 from 10.0% for the fourth quarter of fiscal year 2014.

Amortization Expense: Amortization expense for school bus transportation was $0.9 million for the quarter of fiscal year 2015 compared to $0.8 million for the fourth quarter of fiscal year 2014, an increase of $0.1 million. As a percentage of revenue, amortization expense remained consistent at 0.6% for both the fourth quarter of fiscal years 2015 and 2014.

Income from Operations: Income from operations for school bus transportation was $10.8 million for the fourth quarter of fiscal year 2015 compared to $11.5 million for the fourth quarter of fiscal year 2014. The decrease in income from operations of $0.7 million resulted from the operating line items discussed above and reflects a negative impact of $0.4 million in exchange rates between the Canadian dollar and the US dollar from the fourth quarter of fiscal year 2014 compared to the fourth quarter of fiscal year 2015 in connection with the translation of the Company's Canadian operations into US dollars.

Interest Expense: Interest expense for the fourth quarter of fiscal year 2015 was $4.2 million compared to $4.6 million for the fourth quarter of fiscal year 2014. The decrease in interest expense of $0.4 million was due to a decrease in the average debt outstanding, partially offset by an increase in the weighted average interest rate, for the fourth quarter of fiscal year 2015, compared to the fourth quarter of fiscal year 2014.

Foreign Currency Gain: Foreign currency gain for the fourth quarter of fiscal year 2015 totaled $0.2 million compared to a foreign currency gain $0.3 million for the fourth quarter of fiscal year 2014. The decrease in the foreign currency gain of $0.1 million results primarily from the gains realized upon the settlement of the foreign currency exchange contracts.

Unrealized Gain on Foreign Currency Exchange Contracts: Unrealized gain on foreign currency exchange contracts was $2.1 million for the fourth quarter of fiscal year 2015 compared to an unrealized gain of $0.8 million for the fourth quarter of fiscal year 2014. The increase in unrealized gain of $1.3 million primarily reflects the change in the fair value adjustment of the foreign currency exchange contracts during the fourth quarter of fiscal year 2015.

Non-cash Gain on US$ 6.25% Convertible Debentures Conversion Feature: Non-cash gain on the US$ 6.25% Convertible Debentures conversion feature was twelve thousand dollars for the fourth quarter of fiscal year 2015 compared to a non-cash gain of forty three thousand dollars in the fourth quarter of fiscal year 2014. The decrease in the gain of thirty- one thousand dollars was related to the change in fair value of the embedded conversion feature derivative associated with STI's issuance of the U.S. dollar denominated US$ 6.25% Convertible Debentures. The conversion feature on STI's US$ 6.25% Convertible Debentures provides that the U.S. dollar denominated debentures can be converted at a U.S. dollar denominated strike price into common shares of the Issuer, a Canadian functional currency entity. Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Other (Income) Expense, Net: Other income totaled $0.7 million in the fourth quarter of fiscal year 2015 compared to an expense of $1.0 million in the fourth quarter of fiscal year 2014. The increase in other income of $1.7 million was due primarily to a decrease in the Class B share expense of $2.0 million offset by and an increase in unrealized losses on foreign currency translations of $0.3 million, in the fourth quarter of fiscal year 2015 compared to the fourth quarter of fiscal year 2014.

Income before Income Taxes and Equity in Net Income of Unconsolidated Investment: Income before income taxes and Equity in Net Income of Unconsolidated Investment was $8.9 million for the fourth quarter of fiscal year 2015 compared to $6.7 million for the fourth quarter of fiscal year 2014. The increase in income of $2.2 million resulted primarily from, an increase in other (income) expense of $1.7 million, an increase in unrealized gains on foreign currency exchange contracts of $1.3 million and a decrease in interest expense of $0.4 million partially offset by a decrease in income from the school bus transportation segment of $0.7 million, a decrease in the operating income from the Company's oil and gas portfolio of $0.4 million and a decrease in the foreign currency gain of $0.1 million.

Equity in Net Income of Unconsolidated Investment: The Equity in Net Income of unconsolidated investments of thirty-three thousand dollars represents the Company's share of the earnings of a consulting and management services firm, an investment which the Company completed in the third quarter of fiscal year 2015 (see "Liquidity and Capital Resource-Acquisitions and Investments").

Net Income: Net income for the Company for the fourth quarter of fiscal year 2015 totaled $7.0 million, which included an income tax expense of $1.9 million. Net income for the fourth quarter of fiscal year 2014 amounted to $4.7 million, which included an income tax expense of $2.0 million. The effective tax rates for the fourth quarter of fiscal year 2015 and the fourth quarter of fiscal year 2014 were 21.7% and 29.5%, respectively. The decrease in the effective tax rate quarter over quarter was due primarily to the favorable change in the state apportionment factors resulting from the transition to unitary filing in several states and the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company's income before income taxes resulting from the operations in each country. Basic and diluted net income per common share was $0.07 for the fourth quarter of fiscal year 2015 compared to $0.06 for the fourth quarter of fiscal year 2014.

Twelve months ended June 30, 2015 Compared to Twelve months ended June 30, 2014

The Company's core business is school bus transportation. As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately one-half of one percent of the Company's revenue on an annual basis.

The consolidated results for the fiscal year 2015 include $2.9 million in oil and gas revenue, $2.0 million in related cost of operations, $0.2 million in general and administrative expense and $1.2 million in depletion expense. The consolidated results for the fiscal year 2014 include $5.2 million in oil and gas revenue, $2.5 million in related cost of operations, $0.3 million in general and administrative expense and $1.2 million in depletion expense. The revenue reduction for the fiscal year 2015 compared to the fiscal year 2014 was due to a reduction in both price and production, primarily related to the recent decline in fuel market prices.

The remaining discussion of the Company's operating results through "Loss from Operations" is related to the Company's core school bus transportation segment. Discussion of items below "Loss from Operations" reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the fiscal year 2015 were $551.9 million compared to $484.3 million for the fiscal year 2014, representing an increase of $67.6 million, or 13.9%. Revenue for the fiscal year 2015 was negatively impacted by approximately $7.4 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the fiscal year 2014 to the fiscal year 2015 in connection with the translation of the Company's Canadian operations into U.S. dollars. In the first quarter of fiscal year 2015, the Company started operations on fourteen new bid contracts (two of which were conversions and two of which were tuck-ins to existing locations) and closed one acquisition in the second quarter of fiscal year 2015. The Company did not renew four contracts for the fiscal year 2015. In addition, the Company closed three acquisitions, two during the first quarter of fiscal year 2014 and one during the third quarter of fiscal year 2014.

The acquisitions completed in the first and third quarters of 2014, the new bid-in contracts for fiscal year 2015 and the acquisition completed in the second quarter of fiscal year 2015, accounted for $54.5 million in new business growth in fiscal year 2015, which was partially offset by a $2.6 million revenue reduction resulting from the four contracts not renewed. The remaining $23.1 million increase in revenues resulted primarily from net increases in service requirements of existing contracts and contract rate increases.

Cost of Operations: Cost of operations for school bus transportation for the fiscal year 2015 was $425.5 million as compared to $370.5 million for the fiscal year 2014, representing an increase of $55.0 million or 14.8%. The acquisitions completed in the first and third quarters of 2014, the new bid-in contracts for fiscal year 2015 and the acquisition completed in the second quarter of fiscal year 2015, accounted for $47.6 million of the total increase in cost of operations, which was partially offset by a $1.7 million reduction resulting from the four contracts not renewed. The remaining $9.1

million increase in cost of operations, net of new business and contracts not renewed for fiscal year 2015, resulted primarily from an increase in salaries and wages, operating costs, higher fringe benefit costs, higher insurance costs and higher driver development and safety costs, partially offset by lower fuel costs. Salaries and wages, net of new business and contracts not renewed for fiscal year 2015, increased by $5.6 million due primarily to higher driver, maintenance and operations wages. As a percentage of revenue, driver wages decreased to 34.1% in fiscal year 2015 from 34.4% in fiscal year 2014. Operating cost, net of new business and contracts not renewed for fiscal year 2015 increased $4.9 million primarily due to an additional year of vehicle leasing costs. As a percentage of revenue, operating costs increased to 6.5% in fiscal year 2015 from 5.7% in fiscal year 2014. Fringe benefit costs net of new business and contracts not renewed for fiscal year 2015, increased $1.8 million due to higher employment taxes associated with higher rates and the wage increases noted above. Fringe benefit costs increased as a percentage of revenue to 9.3% in fiscal year 2015 from 9.2% in fiscal year 2014. Insurance costs, net of new business for fiscal year 2015, increased $1.1 million primarily due to unfavorable liability insurance claims development. As a percentage of revenue, insurance costs increased to 3.4% in fiscal year 2015 from 3.3% in fiscal year 2014. Driver development and safety costs, net of new business for the fiscal year 2015, increased $0.3 million. As a percentage of revenue, driver development and safety cost increased to 0.6% in fiscal year 2015 from 0.5% in fiscal year 2014. Fuel expense, net of new business and contracts not renewed for fiscal year 2015, decreased $4.6 million due primarily to lower fuel market prices. Fuel expense decreased as a percentage of revenue to 7.7% in fiscal year 2015 from 8.9% in fiscal year 2014.

General and Administrative Expense: General and administrative expense for school bus transportation for the fiscal year 2015 was $54.5 million compared to $46.4 million for the fiscal year 2014, an increase of $8.1 million or 17.5%. As a percentage of revenue, total general and administrative expense increased to 9.9% for the fiscal year 2015 compared to 9.6% for the fiscal year 2014. The increase in general and administrative expenses is primarily due to the bid in contracts completed during the fiscal year 2015 and increased administrative compensation and professional fees.

Acquisition Expense: Acquisition expense for the fiscal year 2015 was three thousand dollars. Acquisition expense for the fiscal year 2014 was $0.3 million. Acquisition expenses related to transaction costs associated with acquisitions are expensed as incurred under US GAAP.

Non-Cash Stock Compensation: Non-cash stock compensation expense for school bus transportation for the fiscal year 2015 was $4.2 million. The non-cash compensation expense was related to the issuance of 663,620 Class B Series Three common shares of STA Holdings in the fiscal year 2015. Non-cash stock compensation expense for school bus transportation for the fiscal year 2014 was $3.9 million. The non-cash compensation expense was related to the issuance of 635,074 Class B Series Three common shares of STA Holdings in the fiscal year 2014.

Depreciation Expense: Depreciation expense for school bus transportation for the fiscal year 2015 was $46.6 million compared to $45.3 million for the fiscal year 2014, an increase of $1.3 million. The increase was primarily related to the vehicles associated with the acquisition completed in the third quarter of fiscal year 2014, the acquisition completed in the second quarter of 2015 and the new bid-in contracts that started operations in fiscal 2015, partially offset by the depreciation savings due to the additional vehicles leased in fiscal 2015. As a percentage of revenue, depreciation expense decreased to 8.4% for the fiscal year 2015 from 9.4% for the fiscal year 2014.

Amortization Expense: Amortization expense for school bus transportation was $3.4 million for the fiscal year 2015 compared to $3.6 million in the fiscal year 2014. The decrease of $0.2 million related primarily to several covenants not to compete which have fully amortized. As a percentage of revenue, amortization expense decreased to 0.6% in the fiscal year 2015 from 0.7% in the fiscal year 2014.

Income from Operations: Income from operations for school bus transportation was $17.7 million for the fiscal year 2015 compared to $14.3 million for the fiscal year 2014. The increase in income from operations of $3.4 million resulted from the operating line items discussed above and reflects a negative impact of $0.7 million in exchange rates between the Canadian dollar and the US dollar from the fiscal 2014 compared to the fiscal 2015 in connection with the translation of the Company's Canadian operations into US dollars.

Interest Expense: Interest expense for the fiscal year 2015 was $17.4 million compared to $16.6 million for the fiscal year 2014. An approximate $0.8 million increase in interest expense was due to both higher average debt outstanding and

higher average interest rates, which were partially offset by a decrease in the mark to market on the interest rate swap in the fiscal year 2015 as compared to the fiscal year 2014.

Foreign Currency (Gain) Loss: Foreign currency gain for the fiscal year 2015 totaled $0.1 million compared to foreign currency loss of $0.4 million for the fiscal year 2014. The increase in the foreign currency gain of $0.5 million results primarily from the gains realized upon the settlement of the foreign currency exchange contracts.

Unrealized Gain on Foreign Currency Exchange Contracts: Unrealized gain on foreign currency exchange contracts was $0.1 million for the fiscal year 2015 compared to an unrealized gain of $0.7 million for the fiscal year 2014. The decrease in unrealized gain of $0.6 million primarily reflects the fair value adjustment of the foreign currency exchange contracts resulting from the change in exchange rates for each period offset by the unrealized gain associated with the liquidation of the foreign currency exchange contracts during the fourth quarter of fiscal year 2015, in connection with the Company changing to US$ dividend payments.

Non-cash Gain on US$ 6.25% Convertible Debentures Conversion Feature: Non-cash gain on the US$ 6.25% Convertible Debentures conversion feature was $0.2 million for the fiscal year 2015 compared to a non-cash gain of $0.7 million in the fiscal year 2014. The decrease in the non-cash gain of $0.5 million was related to the change in fair value of the embedded conversion feature derivative associated with STI's issuance of the U.S. dollar denominated US$ 6.25% Convertible Debentures. The conversion feature on STI's US$ 6.25% Convertible Debentures provides that the U.S. dollar denominated debentures can be converted at a U.S. dollar denominated strike price into common shares of the issuer, a Canadian functional currency entity. Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Gain on Bargain Purchase of Businesses Acquired: The gain on the bargain purchase in fiscal year 2014 was $2.8 million, net of tax, resulting from the acquisition of certain assets and contracts in California from Atlantic Express Transportation Corporation, as discussed below under the heading "Liquidity and Capital Resource-Acquisitions".

Other (Income) Expense, net: Other income totaled $3.5 million in the fiscal year 2015 compared to other expense of $1.6 million in the fiscal year 2014. The increase in income of $5.1 million was due to a decrease in the Class B Series Three share expense of $4.3 million, combined with an increase unrealized gains on foreign currency translations of $0.3 million and an increase in the gain on disposal of assets of $0.5 million in the fiscal year 2015 compared to the fiscal year 2014.

Income before Income Taxes and Equity in Net Income of Unconsolidated Investment: Income before income taxes and Equity in Net Income of Unconsolidated Investment was $3.7 million for the fiscal year 2015 compared to income of $1.0 million for the fiscal year 2014. The increase in the income of $2.7 million resulted primarily from an increase in other (income) expense of $5.1 million, an increase in the operating income for school bus operations of $3.4 million as discussed above, a increase in foreign currency gain of $0.5 million, partially offset by a decrease in the bargain gain of $2.8 million, an increase in interest expense of $0.8 million, an decrease in gains on unrealized foreign currency exchange contracts of $0.6 million, a decrease in the gain on the US$ 6.25% Convertible Debenture conversion feature of $0.5 million and a decrease in the operating income from the oil and gas segment of $1.6 million.

Equity in Net Income of Unconsolidated Investment: The Equity in Net Income of unconsolidated investments of fifty eight thousand dollars represents the Company's share of the earnings of a consulting and management services firm, an investment which the Company completed in fiscal year 2015. (see "Liquidity and Capital Resource-Acquisitions and Investments").

Net Income: Net income for the Company for the fiscal year 2015 totaled $3.7 million, which included an income tax expense of $0.1 million. Net income for the fiscal year 2014 amounted to $1.4 million, which included a recovery of income tax of $0.4 million. The effective tax rates for the fiscal year 2015 and the fiscal year 2014 were 2.2% and 22.7%, respectively. The decrease in the year to date effective income tax rate year over year was primarily due to the favorable change in the state apportionment factors resulting from the transition to unitary filing in several states and the mix of the

statutory Canadian and U.S. tax rates, the apportionment of the Company's income before income taxes resulting from the operations in each country as well as the bargain gain on acquired assets recorded in the prior year. Basic and diluted net income per common share was $0.04 for the fiscal year 2015 compared to basic and diluted net income per share of $0.02 for the fiscal year 2014.

Liquidity and Capital Resources

As noted in the cautionary language concerning forward-looking disclosures under the heading "Forward-Looking Statements" in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company's ability to renew or refinance its various loan facilities as they become due. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

General

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by a combination of borrowings on the Company's senior credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with operating lease financing and cash flow from operations. As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.

During the twelve months ended June 30, 2015, net cash provided by operations totaled $49.7 million, which reflects a $12.0 million use of cash for net working capital. Net cash taxes paid during the twelve months ended June 30, 2015 amounted to $0.3 million, which includes refunds of prior year's tax payments. The Company's investing activities for the twelve months ended June 30, 2015 resulted in a use of cash of $33.7 million. Included in these investing activities were, (i) $0.4 million in funding for the Dalton Bus Lines acquisition and $1.7 million in funding for the equity investment in a consulting and management services firm, both which closed in the fiscal year 2015, (ii) capital expenditures related to the new bid contracts for fiscal year 2015 of $26.8 million (which includes $1.0 million for oil & gas investments in new wells), (iii) $6.7 million in capital expenditures related to replacement capital spending, (iv) $0.2 million in seller debt payments and (v) $2.1 million in proceeds from sale of equipment. The Company's financing activities for the twelve months ended June 30, 2015 represented a use of cash of $20.4 million. Included in these financing activities were (i) $181.5 million in credit agreement borrowings and $190.5 million in credit agreement repayments, (ii) $65.7 million in proceeds from the 2015 Bought Deal offering of common shares, (iii) $40.1 million for the repayment of the Cdn$ 6.75% Convertible Debentures, (iv) $33.6 million in dividend payments made, (v) $2.0 million in payments to repurchase Class B common shares, (vi) $0.6 million in other financing fees and (vii) $0.8 million in payments to repurchase common stock.

The Company accrued approximately $21.0 million in fixed assets at June 30, 2015, related to fiscal year 2016 growth vehicles, which has been recorded as a non-cash investing activity for fiscal year 2015.

Loan Facilities

On February 27, 2013, the Company amended its Third Amended and Restated Credit Agreement (as amended the "Credit Agreement"). The amendment extended the maturity date (previously due February 4, 2016) to February 27, 2018, or if earlier, 90 days prior to the maturity of the Senior Secured Notes (as defined below) and increased the commitments

to $155.0 million, from the previous commitments of $140.0 million. The increase in the facility was a result of certain existing lenders increasing their commitments as well as a new lender joining the bank group in replacement of an existing lender. During fiscal year 2014, the Company accessed the accordion feature under the Credit Agreement increasing commitments by $10.0 million to $165.0 million with the addition of another new lender joining the bank group.

On August 19, 2014, the Company entered into another amendment under the Credit Agreement. The amendment increased commitments to $225.0 million from $165.0 million, extended the $100.0 million accordion feature and extended the maturity date of the Credit Agreement to August 19, 2019, or if earlier, 90 days prior to the maturity of the Senior Secured Notes, as defined below. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The current commitments at June 30, 2015 include a US $180.0 million loan facility and a Cdn$45.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts

Borrowings under the Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (3.25% at June 30, 2015), plus the applicable margin, which ranges from 0.50% to 1.25% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement (0.18650% at June 30, 2015), plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings' senior leverage ratio on the pricing date.

On November 10, 2011, the Company rolled over and extended the maturity of the $35 million Senior Secured Notes (as defined below) for a five year term. The Senior Secured Notes now reflect a fixed coupon of 4.246% and a maturity date of November 10, 2016. In December 2006, the Company initially issued the senior secured notes (the "Senior Secured Notes") under a note purchase agreement (the "Note Purchase Agreement") with two Canadian insurance companies. The Senior Secured Notes consisted of $35.0 million of five year, fixed rate senior secured notes at an original coupon of 5.941%. The Senior Secured Notes rank *pari passu* with borrowings under the Credit Agreement.

Borrowings under the Credit Agreement are collateralized by the unencumbered assets of Parkview Transit, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Credit Agreement are guaranteed by each of STA Holdings' subsidiaries and by Parkview Transit. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its U.S. subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its U.S. subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings' U.S. subsidiaries.

At June 30, 2015, debt outstanding under the Credit Agreement and Senior Secured Notes totaled $50.4 million and $35.0 million, respectively. At June 30, 2015, the Company had approximately $172.8 million in borrowing availability under the loan facilities, subject to continued covenant compliance, of the Credit Agreement (excluding the $100.0 million accordion feature in additional commitments the Company may request under the Credit Agreement). In addition, at June 30, 2015, outstanding debt included approximately $119.5 million in Convertible Debentures. The Credit Agreement currently has a five year term with a maturity date of August 19, 2019 or if earlier, 90 days prior to the maturity of the Senior Secured Notes. The Note Purchase Agreement has a five year term with a maturity date of November 10, 2016.

Convertible Debentures

During the fiscal years ended June 30, 2010, 2011 and 2014, STI closed the Convertible Debentures offerings and on December 21, 2009, the Company redeemed for cash all of the outstanding 14% subordinated notes of STA ULC as discussed above under the heading "General".

The Cdn$ 6.75% Convertible Debentures had a five year term, were denominated in Canadian dollars, and were due and payable on June 30, 2015. During fiscal year 2015, Cdn $0.1 million of the Company's Cdn$ 6.75% Convertible Debentures were converted into 18,342 shares of common stock. On June 30, 2015, the Company repaid upon maturity

the remaining Cdn $49.9 million in principal amount of Cdn$ 6.75% Convertible Debentures for US$ 40.1 million in cash. The US$ 6.25% Convertible Debentures have a seven year term, are denominated in U.S. dollars, are due and payable on June 30, 2018, and are callable by the Company beginning in July 2014 if certain conditions noted above, are met. The Company did not redeem and none of the holders have converted any of the US$ 6.25% Convertible Debentures as of June 30, 2015. The Cdn$ 6.25% Convertible Debentures have a five and a half year term, are denominated in Canadian dollars, are due and payable on June 30, 2019, and are callable by the Company beginning in July 2017, if certain conditions noted above, are met. None of the holders have converted any of the Cdn$ 6.25% Convertible Debentures as of June 30, 2015.

The functional currency of STI is the Canadian dollar. The Cdn$ 6.75% Convertible Debentures were and the Cdn$ 6.25% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity. The US$ 6.25% Convertible Debentures of STI are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations. On April 1, 2013, the Company put in place an intercompany loan associated with the payments of proceeds on the US$ 6.25% Convertible Debentures by STI to STA Holdings. This intercompany loan is denominated in U.S. dollars, bears interest at a rate of 6.25% per annum and has a set maturity date of June 30, 2018. As such, this intercompany loan is considered a short-term intercompany loan (as the loan is for a definite term), and unrealized gains or losses on re-measurement of the STI intercompany loan receivable are considered transaction gains or losses as STI's functional currency is the Canadian dollar and are included in the consolidated statement of operations. The re-measurement gains and losses resulting from this intercompany loan offset re-measurement gains and losses resulting from the US$ 6.25% Convertible Debentures in the consolidated statement of operations.

The Company expects to be able to repay, renew or refinance its various loan facilities and Convertible Debentures as they become due with other long term financing options (see "Forward-Looking Statements").

Leasing Arrangements

During the fiscal year ended June 30, 2014, the Company entered into additional operating leases with seven major financial institutions to lease approximately $24.0 million in replacement school vehicles and $20.4 million in growth vehicles for the 2013-2014 school year. The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.5%. Annual lease payments on these additional leases are approximately $6.3 million per year for the term of the leases.

During the fiscal year ended June 30, 2015, the Company entered into additional operating leases with seven major financial institutions to lease approximately $38.7 million in replacement school vehicles and $38.3 million in growth school vehicles for the 2014-2015 school year. The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%. Annual lease payments on these additional leases will approximate $11.2 million per year for the term of the leases.

During July and August 2015, the Company entered into additional operating leases with ten major financial institutions to lease approximately $46.0 million in replacement school vehicles and $11.5 million in growth school vehicles for the upcoming 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.2%. Annual lease payments on these additional leases will approximate $8.0 million per year for the term of the leases.

Acquisitions and Investments

On July 23, 2013 the Company acquired Scholastic Bus Co., located in Bergen County, New Jersey for approximately $2.4 million, consisting of $2.2 million in cash and $0.2 million in deferred purchase price. Earnings of the acquired company are included in the Company's results of operations from the acquisition date.

On August 27, 2013 the Company acquired Williams Bus Lines Co., located in Wilkes Barre, Pennsylvania, for approximately $3.4 million. Earnings of the acquired company are included in the Company's results of operations from the acquisition date.

On February 10, 2014, the Company acquired certain assets and contracts in California from Atlantic Express Transportation Corporation ("AE"), for approximately $17.2 million. STI's subsidiary School Wheels Direct ("SWD") managed the California operations from January 10, 2014 to February 9, 2014. AE had previously filed for protection under the federal bankruptcy protection rules. The SWD management services contract and the agreement to acquire the California assets of AE, including vehicles and school contracts, were both approved by the bankruptcy court. The purchase price was lower than the fair market value of the business acquired. Therefore, the Company recognized a bargain purchase gain of approximately $2.8 million, net of tax, which was included in the consolidated statement of operations for the 2014 fiscal year. Earnings of the acquired company are included in the Company's results of operations from the acquisition date.

On December 5, 2014 the Company acquired certain assets and a contract of Dalton Bus Lines in Ontario, Canada, for approximately $0.4 million. Earnings of the acquired company were included in the Company's results of operations from the acquisition date.

On March 11, 2015 a wholly-owned subsidiary of the Company made a non-controlling investment in a consulting and management services firm for cash consideration of $1.7 million. The Company has accounted for this investment under the equity method, in accordance with ASC- 323, Investments-Equity Method and Joint Ventures.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our Credit Facility and the potential additional issuance of common shares and debt securities (see "Forward-Looking Statements").

Fuel Prices

The Company operates a fleet of approximately 12,100 vehicles as at June 30, 2015 and consumes substantial amounts of fuel for its operations. While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. The Company, for fiscal year 2015, entered into fixed price contracts, in August 2014 with fuel suppliers to cover approximately 20% of its remaining fuel exposure. In addition, for fiscal year 2016, the Company entered into fixed price contracts with fuel vendors starting in October 2014, for approximately 20% of its fuel exposure for fiscal year 2016. In August 2015, the Company entered into contracts with its fuel vendors for a portion of that 20% of its fuel exposure for fiscal year 2017.

Segment Information ($ in 000's)

As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company's investments as a non-operator in oil and gas interests in the United States.

	Three months ended June 30, 2015	Three months ended June 30, 2014	Twelve months ended June 30, 2015	Twelve months ended June 30, 2014
Revenue				
Transportation	$151,973	$141,194	$551,861	$484,316
Oil and gas	481	1,373	2,890	5,183
	$152,454	$142,567	$554,751	$489,499
Operating earnings (loss)				
Transportation	$ 10,788	$ 11,473	$ 17,702	$ 14,290
Oil and gas	(219)	253	(540)	1,235
	10,569	11,726	17,162	15,525
Unallocated expenses	1,655	5,046	13,423	14,503
Income tax expense (benefit)	1,934	1,973	84	(395)
Net income	$ 6,980	$ 4,707	$ 3,655	$ 1,417

	As at June 30, 2015	As at June 30, 2014
Total Assets		
Transportation	$527,291	$534,522
Oil and gas	8,636	9,316
	$535,927	$543,838

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of June 30, 2015 and the related payment by period due.

Maturities of long-term debt are as follows ($ in 000's):

	Third Amended Credit Facility	Convertible Debentures	Senior Secured Notes	Total
Year ending June 30,				
2016	$ –	$ –	$ –	$ –
2017	–	–	35,000	35,000
2018	–	59,467	–	59,467
2019	–	60,048	–	60,048
2020	50,421	–	–	50,421
thereafter	–	–	–	–
	$50,421	$119,515	$35,000	$204,936

The maturity date of the Credit Agreement was extended by amendment in August 2014 to August 19, 2019 or if earlier, 90 days prior to the maturity of the Senior Secured Notes.

The following table represents future minimum rental payments and operating lease payments under non-cancelable operating leases as at June 30, 2015 ($ in 000's):

	Facility Leases	Vehicle Leases	Total
Year ending June 30,			
2016	$14,422	$ 28,024	$ 42,446
2017	11,024	25,005	36,029
2018	8,634	21,810	30,444
2019	6,426	17,526	23,952
2020	3,103	11,318	14,421
2021 and thereafter	3,402	233	3,635
Total minimum payments	$47,011	$103,916	$150,927

If the operating leases for vehicles were treated as capital leases, the senior debt and total debt would approximate $257.2 million and $376.7 million, respectively as at June 30, 2015. Further, the senior debt to EBITDA ratio (as defined in the Credit Agreement and adjusted for capitalization of vehicle leases) would increase 0.9:1, and the total debt to EBITDA ratio would increase 0.5:1.

Outstanding Share Data

As at June 30, 2015, the Company had 96,141,516 issued and outstanding common shares, US $60.0 million principal amount of US$ 6.25% Convertible Debentures convertible into approximately 6.3 million common shares and Cdn $75.0

million principal amount of Cdn$ 6.25% Convertible Debentures convertible into approximately 8.3 million common shares. There are no preferred shares issued and outstanding. (see "Liquidity and Capital Resource-Convertible Debentures").

Quantitative and Qualitative Disclosures About Market Risk

As noted in the cautionary language concerning forward-looking disclosures under the heading "Forward-Looking Statements" in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company's anticipated dividends. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

In the normal course of business, the Company is exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the fiscal year 2015, there have been no other material changes to the Company's exposure to the above-mentioned market risks during the fiscal year 2015.

As at June 30, 2015, the Company's material variable rate borrowings included the outstanding borrowings under the Credit Agreement. As at June 30, 2015, the Company had $50.4 million in outstanding indebtedness under the Credit Agreement. The Company has an interest rate swap in place for a notional amount of $50.0 million to swap the variable rate to a fixed rate for $50.0 million in borrowings under the Credit Agreement. (see "Liquidity and Capital Resource-Convertible Debentures"). A 100 basis point change in interest rates, applied to these net borrowings as at June 30, 2015 would result in approximately a $0.5 million annual change in interest expense and a corresponding change in cash flow.

In connection with the dividends on the common shares issued, the Company was exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends from STA, Inc. to STA Holdings are in U.S. dollars and the currently anticipated dividends on common shares were paid in Canadian dollars. The Company used foreign currency exchange contracts ("Forward Contracts") to partially mitigate this exchange rate risk. Given that the majority of the Company's cash flows continue to be denominated in U.S. dollars, in May 2015, the Board of Directors of the Company approved a change in the currency of the monthly dividend to U.S dollars, effective July 1, 2015. At that time the Forward Contracts outstanding, which had been used to mitigate the exchange risk, were liquidated.

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of the Cdn$ 6.25% Convertible Debentures upon maturity. The Company uses it cash flows from its Canadian operations to partially mitigate the exchange risk on the Convertible Debenture interest payments.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation of the impact of fuel price volatility on the Company's results, approximately 60% of the Company's revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. The Company, for fiscal year 2015, entered into fixed price contracts, in August 2014, with fuel suppliers to cover approximately 20% of its remaining fuel exposure. In addition, for fiscal year 2016, the Company entered into fixed price contracts with fuel vendors starting in October 2014, for approximately 20% of its fuel exposure for fiscal year 2016. In August 2015, the Company entered into contracts with its fuel vendors for a portion of the 20% of its fuel exposure for fiscal year 2017.

Summary of Quarterly Results ($ in 000's, except per share data)

	1st Qtr 2014	2nd Qtr 2014	3rd Qtr 2014	4th Qtr 2014	1st Qtr 2015	2nd Qtr 2015	3rd Qtr 2015	4th Qtr 2015
Revenues	$73,140	$135,529	$138,263	$142,567	$88,532	$157,451	$156,314	$152,454
Net income (loss)	$ (8,792)	$ 2,902	$ 2,600	$ 4,707	$ (8,755)	$ 3,537	$ 1,893	$ 6,980
Net income (loss) per share	$ (0.11)	$ 0.04	$ 0.03	$ 0.06	$ (0.11)	$ 0.04	$ 0.02	$ 0.07

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is minimal school bus transportation revenue during this period. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Under the supervision of, and with the participation of the CEO and the CFO, management performed an evaluation of the effectiveness of the Company's disclosure controls and procedures, which are designed to provide reasonable assurance that material information relating to the Company (including its subsidiaries) is made known to the CEO and the CFO by others within the Company. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of these disclosure controls and procedures as of June 30, 2015 were effective.

Under the supervision of, and with the participation of, the CEO and the CFO of the Company, management performed an evaluation of the effectiveness of the Company's internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the internal controls over financial reporting as of June 30, 2015 were effective.

In addition, we have evaluated our internal controls over financial reporting and determined that no changes were made in the Company's internal controls over financial reporting during the twelve months ended June 30, 2015, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management is, however, continually monitoring and seeking to improve the Company's infrastructure and controls.

Transactions with Related Parties

The Company utilized a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's CFO. The transportation equipment dealer also provided consulting services to the Company, assisting with fleet valuations in its acquisition efforts. The transportation equipment dealer is a company controlled by a family member of the Company's Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services were provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non contractual basis. The Company paid the transportation equipment dealer $0.5 million and $0.6 million for each of the fiscal years ended June 30, 2015 and 2014, respectively. In April 2015, the Company terminated the agreement and began to perform these services directly with internal resources.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

As noted in the cautionary language concerning forward-looking disclosures under the heading "Forward-Looking Statements" in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company's EIP and lease payments. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

On July 2, 2015, STA Holdings granted 173,705 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2015.

During July and August 2015, the Company entered into additional operating leases with ten major financial institutions to lease approximately $46.0 million in replacement school vehicles and $11.5 million in growth school vehicles for the upcoming 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.2%. Annual lease payments on these additional leases will approximate $8.0 million per year for the term of the leases.

During August 2015 the Company amended its current NCIB to increase the maximum amount of common shares that the Company is permitted to acquire to 6,806,591 common shares from the number of common shares that could be purchased for an aggregate purchase price of Cdn$ 5.0 million, subject to the Company's senior debt agreement requirements. The amended NCIB still covers the twelve month period commencing October 24, 2014 and ending on October 23, 2015. Upon expiration of the current NCIB, the Company can renew the NCIB for another twelve month period.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events. Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Goodwill and Indefinite Lived- Intangibles. Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, the Company may at its option perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying value. If the Company does not choose to perform a qualitative assessment, a two step impairment test is required. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess.

Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate.

Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of two to five years.

Impairment of Long-Lived Assets. Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger

testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. The Company's insurance reserves reflect the estimated deductible amounts the Company is responsible for under the workers' compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, the actuarial development of claims to their select ultimate, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers' compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience and development.

Stock Based Compensation. The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2015 and fiscal year 2014. There are presently no Class B Series Two common shares outstanding. All future share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as a liability upon issuance and re-measured at fair value on a quarterly basis. Changes in fair value are recorded in the Consolidated Statement of Operations.

The Class B common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provided for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the historical value of the Subordinated Note component of the IPS). In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put. Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Income Taxes. Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold,

which is a tax position that is more- likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Accounting for Derivatives and Hedging Activities. The Company records its derivatives at fair value on the balance sheet, which requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the statement of operations or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Foreign Currency Translation: Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI, STA ULC and the Company's Canadian operations is the Canadian dollar. The functional currency of the Company's operations in the United States is the U.S. dollar. The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, STA ULC and the Company's Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders' equity. The Cdn$ 6.75% Convertible Debentures were and the Cdn$ 6.25% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity. The US$ 6.25% Convertible Debentures of STI are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Loss as incurred.

Oil and Gas Reserve Estimates. Estimates of oil and gas reserves in the consolidated financial statements are prepared through reserve engineering, which is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geographical, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

The Company's reserve information is based on estimates prepared by independent oil and gas industry consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that are

ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net oil and gas revenues should not be assumed to be the current market value of the Company's estimated oil and gas reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of oil and gas depreciation and depletion.

A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings. In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings.

Asset Retirement Obligations. The asset retirement obligation provision recorded in the consolidated financial statements is based on estimates of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur. The estimates are based on the Company's net ownership interest in the wells. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Risk Factors

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Company and our business operations. If any of these risks actually occur, the Company's business, financial conditions, results of operations and cash flow could be adversely affected, in which case the trading prices of the Common Shares and the Convertible Debentures would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability of our services to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the labour costs for our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, and to expand our business pursuant to our business strategy, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to have sufficient cash flows or procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The future replacement of school vehicles will be dependent on contract retention and renewal and will also be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, i.e. the number of net new contracts is

higher or lower than expected, the assumed level of maintenance capital expenditures will be significantly different from the level currently anticipated. In addition, future expenditures will also depend on future vehicle pricing, negotiating ability with regard to future vehicles pricing, and future vehicle specifications.

Our ability to achieve our business objectives depends on many factors, many of which are beyond our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

- notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, or price reductions, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means, including reducing or eliminating transportation services. We had 80 contracts that were up for renewal for fiscal year 2015. The approximate percentages of fiscal year 2015 revenue that are up for renewal (including annual contract renewals in New Jersey) for fiscal years 2016 and 2017 are 26% and 29%, respectively.
- we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and
- we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

The Company's consolidated indebtedness could negatively impact the business

On June 30, 2015, the Company had total indebtedness of $204.9 million (including $119.5 million indebtedness to holders of Debentures).

The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of Common Shares and Debentures, including:

- the Company's ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;
- the Company may be unable to refinance indebtedness on terms acceptable to it or at all;
- a significant portion of the Issuer's cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Company's indebtedness, including the Convertible Debentures, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Common Shares;
- the Company may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures;
- the Company may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and
- the Company may be at a competitive disadvantage to its competitors that have less indebtedness.

The restrictive covenants in the Credit Agreement and the Note Purchase Agreement could impact the Company's business and affect its ability to pursue its business strategies

The Credit Agreement and the Note Purchase Agreement feature restrictive covenants that limit the Company's ability, among other things, to:

- incur additional indebtedness;
- pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments;

- sell assets;
- consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets;
- enter into transactions with the Company's and/or the Issuer's affiliates;
- create liens; and
- enter into new lines of businesses.

In addition, the Credit Agreement and the Note Purchase Agreement include other and more restrictive covenants and prohibit the Company and certain of its affiliates from prepaying its other indebtedness, while debt under the Credit Agreement and Note Purchase Agreement is outstanding. The Credit Agreement and the Note Purchase Agreement also require the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Credit Agreement or under the Note Purchase Agreement or in the Company's ability to comply with the required financial ratios could result in a default under the Credit Agreement or under the Note Purchase Agreement. If a default occurs, the lenders under the Credit Agreement and/or the Note Purchase Agreement may elect to declare all borrowings outstanding under either facility, together with accrued interest and other fees, to be immediately due and payable.

We may not be able to make all principal payments on the Convertible Debentures

The US$ 6.25% Convertible Debentures will mature on June 30, 2018 and the Cdn$ 6.25% Convertible Debentures will mature on June 30, 2019. STI may not be able to refinance the principal amount of the Convertible Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that STI will be able to repay the outstanding principal amount upon maturity of the Convertible Debentures.

As a result of the subordinated nature of the guarantees of the Debentures, upon any distribution to creditors of the Company in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property or assets, the holders of the Company's senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Debentures.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; (ii) the possibility that we pay more than the acquired company or assets are worth; (iii) the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of assimilating the operations and personnel of the acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of the acquired business; (vii) the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and (viii) the inability to incorporate the acquired business successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired businesses had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with

combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows. There can be no assurance that the acquired businesses will achieve anticipated levels of profitability.

We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry

The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours and school districts that operate their own buses. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts or that the assumptions underlying the contract price and / or expense levels included in the bid process will be realized. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

In particular, the school bus transportation industry is undergoing significant consolidation, which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions. Whether such inquiries will result in further communications or, ultimately, an acquisition, has depended, and will continue to depend upon the facts and circumstances in each case, including whether our competitors make bids for such contracts and acquisitions. Any failure to compete effectively could have a material adverse effect on our company, our financial condition, results of operations and cash flows.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

A greater number of our employees may join unions

Although some of our employees are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by rising insurance costs

Our cost of maintaining vehicle liability, personal injury, property damage and workers' compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority.

Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may not be insured for certain losses

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by current and new governmental laws and regulations

We are required to comply with laws and regulations relating to safety, driver qualifications, insurance, worker overtime and other matters promulgated by various federal, state, provincial and local regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe that we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations.

We may be adversely affected by environmental requirements

Our facilities and operations are subject to extensive and constantly evolving federal, state, provincial and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and cleanup of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations, most of which are difficult to pass on to the customer. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors liabilities or environmental compliance or cleanup obligations will have a material adverse effect on our business or operations, there can be no assurance that such liabilities or compliance or cleanup obligations will not increase in the future or will not have a material adverse effect on us.

The school bus transportation industry is highly seasonal

The school bus transportation industry is subject to seasonal variations in operations. As a result, school bus contractors, including us, historically experience a significant decline in operating income during the summer months. Specifically, because customers often pay for the annual amount due under a contract in 10 installments ending in June, our revenues and cash flows sharply decrease in July and August. Additionally, many school districts have dramatically cut back on summer programs in recent years, including summer camp and charter programs, compounding this effect. Our

quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools). Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years.

We may not be able to maintain letters of credit or performance bonds required by our transportation contracts

Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit or cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. If adequate performance security is not available or if the terms of such security are too onerous, our company, our financial condition, results of operations and cash flows could be materially adversely affected.

Some of our customer contracts may be terminated due to factors beyond our control

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. All school bus contracts can also be terminated by school districts for not meeting certain performance criteria. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers.

We face uncertain risks associated with the Company's oil and gas operations

The exploration of oil and gas involves risk that exploration efforts may not find oil and natural gas resources and even when they have been discovered, they may not be economically extracted. Factors affecting economic extraction of oil and natural gas include fluctuations in the price of oil and natural gas, technical extraction difficulties, the ability to bring the oil and natural gas to market, the quality of the oil and natural gas resources, the availability of water used in the extraction process, and the ability to dispose of water associated with the extraction process in an environmentally acceptable manner. In addition, other related uncertainties include and are not limited to geopolitical maneuvering on an international level, terrorist activities, governmental regulations and restrictions, functional obsolescence through widespread migration to alternative non petroleum based fuels, such as those that are hydrogen or nuclear based environmental and other considerations that are hypothetically possible. Oil and gas revenues are dependent on the commodity prices of oil and natural gas. Market changes in the price of these commodities will have a corresponding effect on the revenues and cash flows of the Company's oil and gas segment.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders

STI is a "foreign private issuer" under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer and filing thresholds differ. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System ("MJDS") adopted by the United States and Canada. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

We are an "emerging growth company" under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors

We are an "emerging growth company," as defined in the Jumpstart Our Business Start-ups Act of 2012 ("JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act. In addition, should we remain an emerging growth company at a time we are no longer eligible to use the MJDS, we would be able to take advantage of reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Common Shares less attractive because we rely or decide in the future to rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our stock price may be more volatile.

We will remain an "emerging growth company" until June 30, 2017 (the last day of our fiscal year following the fifth anniversary of the first registered US public sale of our Common Stock), although we would lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of May 30 of any year.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management

With the listing of our Common Shares on the NASDAQ Global Select Market in September 2011, we became subject to public company reporting obligations in the United States. The additional obligations of being a public company in the United States require significant additional expenditures and place additional demands on our management. In particular, at such time we are no longer an "emerging growth company" under the JOBS Act, section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing section 404 will require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm. If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Shares. In addition, future acquisitions of companies by us may create challenges in implementing the required processes, procedures and controls in the acquired operations, as acquired companies (in particular, privately held companies) may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required under the securities law applicable to STI.

Economic and financial market conditions have resulted in reduced spending by school districts and other governmental agencies

The 2008 global economic crisis and continuing economic instability resulted in a reduction in revenues to various state and local governmental entities, including school districts and other purchasers of our services. This reduction in revenues to our customers may negatively affect the revenues received by the Company in connection with annual rate increases on its school district customer contracts and non contracted ancillary revenues due to potential cutbacks by

customers in these spending areas. If the Company's financial condition is materially impacted, then impairment charges with respect to the Company's goodwill and other long-lived assets could be necessary.

We may be adversely affected by terrorism attacks and, man-made or natural disasters

The potential for terrorism exists in the countries in which we operate. Public transportation has previously been subject to terrorist attacks and may be the target of future attacks, which could have a negative impact on our operations. Man-made and natural disasters, including adverse weather conditions, from which we are experiencing greater and more frequent disruptions, could negatively impact our operations through, among other things, increased costs, business disruptions and increased accidents. The occurrence of any of these events could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by cyber terrorism or other data security breaches and are subject to data privacy risks

In the normal course of our business we rely on information technology systems. These systems, among other things, collect and safeguard confidential information regarding our employees, customers and the users of our services, including information collected through our SafeStop™ application. Cyber terrorists, hackers and data thieves have become increasingly sophisticated and have the ability to operate large-scale and complex data attacks that could lead to breaches of our systems and the security of our data and information. These attacks could also lead to other significant disruptions. Such breaches and disruptions may result in service interruptions or the loss of confidential information and could give rise to unwanted media attention, material damage to our customer relationships and reputation and fines or lawsuits. The occurrence of any of these events could have a material adverse effect on us, our financial condition, results of operations and cash flows.

Risks Related to the Capital Structure

The Company is dependent on STA Holdings and Parkview Transit for all cash available for dividends and interest

STI is dependent on the operations and assets of STA Holdings and Parkview Transit the ownership of common shares. Cash distributions to the holders of Common Shares and the Convertible Debentures will be dependent on the ability of STA Holdings and Parkview Transit to make dividend payments on its Common Shares held by STI. The actual amount of cash available for payments to holders of Common Shares and the Convertible Debentures will depend upon numerous factors relating to the business of STA Holdings and Parkview Transit, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available to STI for dividends to holders of Common Shares. Cash dividends by STI on the Common Shares are not guaranteed and will fluctuate with the performance of the business of STA Holdings and Parkview Transit. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in the United States and does not have a standardized meaning prescribed by US GAAP.

A significant amount of our cash is distributed, which may restrict potential growth

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Company's future growth and its cash flow. In addition, the Company may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STI may not receive dividends from STA Holdings and Parkview Transit provided for in the dividend policy adopted by the board of directors of the Company, or any dividends at all

STI's only source of cash flow for payment of dividends on the Common Shares and interest payments on the Convertible Debentures is distributions on its equity ownership of STA Holdings and Parkview Transit. The board of

directors of STI may, in its discretion, amend or repeal the dividend policy. STI's board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of STI, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of STI may deem relevant. The Credit Agreement and the Note Purchase Agreement contain significant restrictions on the Company's ability to make dividend payments.

Fluctuations in the exchange rate may impact the amount of cash available to the Company for distribution and the Company's results of operations

The Cdn$ 6.25% Convertible Debentures are denominated in Canadian dollars, and payment of these Debentures upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these Debentures upon maturity in 2019. Interest payments on the Cdn$ 6.25% Convertible Debentures are denominated in Canadian dollars. Conversely, approximately 78% of the Company's revenue and expenses for fiscal year 2015, together with distributions received from the Company's subsidiaries are denominated in U.S. dollars. As a result, the Company is exposed to currency exchange rate risks.

Although the Company intends to fund the interest payment on the Cdn$ 6.25% Convertible Debentures with cash flows from the Company's Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated interest payments on those Convertible Debentures, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Company's financial condition, results of operations and cash flow, and may adversely affect the Company's cash distributions.

In addition, the Company prepares its financial statements in U.S. dollars. In connection with the Company's Canadian operations, approximately 22% of the Company's consolidated income before taxes for fiscal year 2015 is incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. A weakening Canadian dollar will have a negative impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes. Conversely, a strengthening Canadian dollar will have a positive impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes.

Changes in the Company's creditworthiness may affect the value of the Common Shares and Convertible Debentures

The perceived creditworthiness of the Issuer, the Company and their respective subsidiaries may affect the market price or value and the liquidity of the Common Shares and the Convertible Debentures.

Future sales or the possibility of future sales of a substantial amount of Common Shares may impact the price of the Common Shares and could result in dilution

Future sales or the possibility of future sales of a substantial amount of Common Shares in the public market by the Company or an existing shareholder could adversely affect the prevailing market price of the Company's Common Shares, and could impair the Issuer's ability to raise capital through future sales of those securities. For example, the Company understands that SNCF Participations S.A., which held approximately 15.0 million of the Company's Common Shares on June 30, 2015, sold 4.0 million of those shares on August 6, 2015 in market transactions at a discount to the market trading price at that time, which we believe had an adverse impact on the price of the Common Shares.

Additionally, the issuance of additional Common Shares may dilute an investor's investment in the Issuer and reduce distributable cash per Common Share. The Company may issue Common Shares or other securities from time to time, in order to raise capital or as consideration for future acquisitions and investments. If an acquisition or investment is significant, the number of Common Shares or the number or aggregate principal amount, as the case may be, of other

securities that may be issued may in turn be significant. In addition, the Issuer may also grant registration rights covering those Common Shares or other securities in connection with any acquisitions or investments.

Further, the Company may determine to redeem outstanding Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Convertible Debentures by issuing additional Common Shares. The issuance of additional Common Shares may have a dilutive effect on shareholders and an adverse impact on the price of Common Shares.

Investment eligibility

There can be no assurance that the Common Shares will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and registered education savings plans and for arrangements that are tax-free savings accounts.

The Company may not be able to make all interest payments on the Convertible Debentures

The likelihood that holders of the Convertible Debentures will receive the payments owing to them in connection with the Convertible Debentures will be dependent upon the financial health and creditworthiness of the Company and the ability of the Company to earn revenues.

The Company may not be able to purchase the Convertible Debentures on a change of control

The Company will be required to offer to purchase all outstanding Convertible Debentures upon the occurrence of a change of control. However, it is possible that following a change of control, the Company will not have sufficient funds at that time to make the required purchase of outstanding Convertible Debentures or that restrictions contained in other indebtedness will restrict those purchases.

Redemption prior to maturity

The Convertible Debentures may be redeemed in accordance with their respective terms, upon payment of the principal, together with any accrued and unpaid interest. Holders of Convertible Debentures should assume that this redemption option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Convertible Debentures.

Conversion following certain transactions

In the case of certain transactions, each Convertible Debenture will become convertible into securities, cash or property receivable by a holder of Convertible Debentures in the kind and amount of securities, cash or property into which the Convertible Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Convertible Debentures in the future.

Prevailing yields on similar securities

Prevailing yield on similar securities will affect the market value of the Convertible Debentures. Assuming all other factors remain unchanged, the market value of the Convertible Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

There is a limited active public market for the Common Shares and Convertible Debentures and holders may have limited liquidity

Although the Common Shares and Convertible Debentures are listed and posted for trading on the TSX and the Common Shares also trade on the NASDAQ Global Select Market, they trade in markets with modest trading volumes. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares through additional

common share offerings and debt to equity exchanges, there is no guarantee that an active trading market will further emerge and/or continue.

The market price for the Common Shares or Convertible Debentures may be volatile

Factors such as variations in the Company's financial results, announcements by the Company or others, developments affecting the Company's business or the North America school bus transportation industry, general interest rate levels, general fuel price levels, the market price of the Common Shares and general market volatility could cause the market price of the Common Shares or the Convertible Debentures to fluctuate significantly.

Our status as an "emerging growth company" under the JOBS Act may make it more difficult to raise capital as and when we need it

Because of the exemptions from various reporting requirements provided to us as an "emerging growth company" under the JOBS Act, we may be less attractive to investors, which may make it more difficult for us to raise additional capital as and when we need it. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

STA Holdings' interest deductions on the 14% subordinated notes originally issued in connection with the IPS Offering were likely "dual consolidated losses" for U.S. federal income tax purposes and may result in disallowance of interest deductions under U.S. tax law if certain "triggering events" occur

Pursuant to Section 1503(d) of the Code and the Treasury Regulations thereunder, the interest deductions generated on the Notes likely generated a "dual consolidated loss" ("DCL") for U.S. federal income tax purposes and therefore were deductible by STA Holdings only if STA Holdings and STA ULC made the appropriate election and complied with all applicable requirements, including annual reporting and certification requirements. STA Holdings and STA ULC made, and intend to continue to make, such election and have complied with all applicable requirements to date. Even though such an election was made, however, if any of several "triggering events" occurs (e.g., the use of such losses to offset the income of any other non-U.S. person, or, in certain circumstances, a disposition of STA ULC stock or assets), STA Holdings will generally be required to report the amount of any prior interest deductions on the Notes (plus interest thereon) as gross income in the year of the triggering event. STA Holdings and STA ULC intend to comply with all of the DCL reporting and certification requirements and to conduct their affairs such that no DCL triggering event occurs. However, if STA Holdings and STA ULC fail to satisfy such reporting and certification requirements, or if a DCL triggering event occurs and no exception applies, STA Holdings' taxable income may be increased and if so, it's U.S. federal income tax liability would be increased, perhaps materially. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Issuer's ability to make interest or dividend payments on the Debentures and the Common Shares and the Company's ability to continue as a going concern.

Application of U.S. federal income tax corporate "inversion" rules is uncertain

U.S. federal income tax legislation enacted in October 2004 dealing with corporate "inversions" (e.g., certain transactions in which a non-U.S. corporation acquires substantially all of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the transaction, former equity owners of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation) provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. As enacted, this legislation does not appear to apply to STI, because the Existing Investors did not own any stock in STI as a result of the original offering and related transactions or subsequent IPS or Common Share offerings. The legislation grants authority to the U.S. Treasury, however, to write implementing regulations, which could, if exercised broadly and retroactively, cause the inversion provisions to apply to STI and result in, among other things, U.S. withholding taxes being imposed on dividends paid on the Common Shares to non-U.S. Holders, and the potential inability of U.S. holders to claim a foreign tax credit for Canadian withholding tax on dividends paid on the Common Shares to them. The Internal Revenue Service subsequently issued regulations to provide further guidance on when a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax. Those regulations would not cause STI to be treated as a U.S. corporation for U.S. federal income tax purposes, but there can be no assurance such regulation may not be modified in the future.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Student Transportation Inc.:

We have audited the accompanying consolidated balance sheets of Student Transportation Inc. as of June 30, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the years then ended, and the notes to the consolidated financial statements.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Student Transportation Inc. as at June 30, 2015 and 2014 and the consolidated results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Independent Registered Public Accounting Firm
MetroPark, New Jersey USA
September 14, 2015

Student Transportation Inc.
Consolidated Balance Sheets
(000's of U.S. dollars)

	As at June 30, 2015	As at June 30, 2014
Assets		
Current assets:		
Cash and cash equivalents	$ 5,333	$ 10,858
Accounts receivable, net of allowance for doubtful accounts of $126 and $152 at June 30, 2015 and 2014, respectively	55,275	47,731
Inventory	4,148	3,858
Prepaid expenses	9,721	9,619
Other current assets	3,443	4,788
Total current assets	77,920	76,854
Investment in investee	1,776	—
Other assets	20,384	20,883
Property and equipment, net	231,296	231,352
Oil and gas interests, net	7,713	7,871
Other intangible assets, net	61,899	67,720
Goodwill	134,939	139,158
Total assets	$ 535,927	$ 543,838
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 2,230	$ 1,656
Accrued expenses and other current liabilities	67,396	48,682
Current portion of long-term debt	—	200
Total current liabilities	69,626	50,538
Long-term debt	204,936	273,898
Asset retirement obligation	575	438
Deferred income tax liability	41,558	41,523
Class B Series Three common share liability	1,993	2,734
Other liabilities	17,432	15,667
Total liabilities	336,120	384,798
Shareholders' equity		
Paid in Share Capital	517,560	443,100
Accumulated deficit	(315,633)	(276,938)
Accumulated other comprehensive loss	(2,120)	(7,122)
Total shareholders' equity	199,807	159,040
Total liabilities and shareholders' equity	$ 535,927	$ 543,838

Irving R. Gerstein

George Rossi

See accompanying notes.

Student Transportation Inc.
Consolidated Statements of Operations
(000's of U.S. dollars, unless specified, except share and per share amounts)

	Twelve months ended June 30, 2015	Twelve months ended June 30, 2014
Revenues	$ 554,751	$ 489,499
Costs and expenses:		
Cost of operations	427,536	373,060
General and administrative	54,749	46,673
Non-cash stock compensation	4,170	3,942
Acquisition expenses	3	282
Depreciation and depletion expense	47,757	46,444
Amortization expense	3,374	3,573
Total operating expenses	537,589	473,974
Income from operations	17,162	15,525
Interest expense	17,412	16,641
Foreign currency (gain) loss	(136)	424
Unrealized gain on foreign currency exchange contracts	(83)	(737)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(231)	(714)
Gain on Bargain purchase of businesses acquired, net of tax	—	(2,762)
Other (income) expense , net	(3,481)	1,651
Income before income taxes and equity in net income of unconsolidated investment	3,681	1,022
Equity in net income of unconsolidated investment	58	—
Income tax expense (benefit)	84	(395)
Net income	$ 3,655	$ 1,417
Weighted average number of shares outstanding-basic	87,345,708	82,096,947
Weighted average number of shares outstanding-diluted	108,824,430	100,554,123
Basic and diluted net income per common share	**$ 0.04**	**$ 0.02**
Dividends declared per common share (Cdn$)	**$ 0.42**	**$ 0.61**
Dividends declared per common share (US$)	**$ 0.11**	**$ —**

See accompanying notes.

Student Transportation Inc.
Consolidated Statements of Comprehensive Income
(000's of U.S. Dollars)

	Twelve months ended June 30, 2015	Twelve months ended June 30, 2014
Net income :	$3,655	$1,417
Other comprehensive income :		
Unrealized gain on currency translation adjustments	5,002	782
Other comprehensive income :	5,002	782
Comprehensive income	$8,657	$2,199

See accompanying notes.

Student Transportation Inc.
Consolidated Statements of Shareholders' Equity
(000's of U.S. Dollars)

	Share Capital		Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
	Shares	Amount			
Balance at June 30, 2013	81,358,291	$434,236	$(7,904)	$(231,850)	$194,482
Net income	—	—	—	1,417	1,417
Dividends	—	—	—	(46,505)	(46,505)
Common stock issuance	1,458,258	8,864	—	—	8,864
Other comprehensive income	—	—	782	—	782
Balance at June 30, 2014	82,816,549	$443,100	$(7,122)	$(276,938)	$159,040
Net income	—	—	—	3,655	3,655
Dividends	—	—	—	(42,350)	(42,350)
Common stock issuance	13,468,040	75,200	—	—	75,200
Conversion of debt to common stock	18,342	108	—	—	108
Repurchase of common stock	(161,415)	(848)	—	—	(848)
Other comprehensive income	—	—	5,002	—	5,002
Balance at June 30, 2015	96,141,516	$517,560	$(2,120)	$(315,633)	$199,807

See accompanying notes.

Student Transportation Inc.
Consolidated Statements of Cash Flows
(000's of U.S. Dollars)

	Twelve months ended June 30, 2015	Twelve months ended June 30, 2014
Operating activities		
Net income	$ 3,655	$ 1,417
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	282	112
Unrealized gain on forward contracts	(83)	(737)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(231)	(714)
Unrealized foreign currency loss	79	431
Amortization of deferred financing costs	1,866	1,642
Non-cash stock compensation	4,170	3,942
Equity in net income from unconsolidated investment	(58)	—
Gain on bargain purchase of businesses acquired, net of tax	—	(2,762)
Gain on disposal of fixed assets	(1,036)	(532)
Depreciation and depletion expense	47,757	46,444
Amortization expense	3,374	3,573
Changes in current assets and liabilities:		
Accounts receivable	(11,879)	(3,163)
Prepaid expenses, inventory and other current assets	3,576	(9,545)
Accounts payable	673	(60)
Accrued expenses and other current liabilities	(4,177)	3,853
Changes in other assets and liabilities	1,751	2,509
Net cash provided by operating activities	49,719	46,410
Investing activities		
Business acquisitions, net of cash acquired	(391)	(22,756)
Equity investment	(1,718)	—
Payments on seller debt	(200)	—
Purchases of property and equipment	(33,470)	(37,794)
Proceeds on sale of equipment	2,081	1,153
Net cash used in investing activities	(33,698)	(59,397)
Financing activities		
Offering of common shares, net of expenses	65,743	—
Redemption of Cdn$ 6.75% Convertible Debentures	(40,083)	—
Redemption of Class B Series Two and Three common shares	(2,014)	(1,266)
Repurchase of common stock	(848)	—
Financing fees	(618)	(3,559)
Cdn$ 6.25% Convertible Debenture Offering	—	71,442
Common stock dividends	(33,657)	(34,147)
Borrowings on credit facility	181,505	164,150
Payments on credit facility	(190,448)	(179,712)
Net cash (used in) provided by financing activities	(20,420)	16,908
Effect of exchange rate changes on cash	(1,126)	8
Net (decrease) increase in cash and cash equivalents	(5,525)	3,929
Cash and cash equivalents at beginning of period	10,858	6,929
Cash and cash equivalents at end of period	$ 5,333	$ 10,858
Supplemental information:		
Cash paid for interest	$ 15,586	$ 14,762
Cash paid for income taxes	$ 1,082	$ 1,594

See accompanying notes.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

1. General

Student Transportation Inc. ("STI" or the "Company") is a corporation established under the laws of the Province of Ontario. STI together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STI the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of income participating securities ("IPSs"). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. ("STA Holdings"). Management owns 100% of the Class B Series Two and Class B Series Three common shares (collectively the "Class B" common shares) of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan ("EIP") (see Note 13). STI currently holds a 98.5% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. ("STA, Inc."). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States ("US GAAP"). The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies used to prepare the financial statements are described below:

Foreign Currency Translation

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI, the parent, STA ULC and the Company's Canadian operations, is the Canadian dollar. The functional currency of STA Holdings and the Company's operations in the United States is the U.S. dollar. The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars.

As a result, the assets and liabilities of the STI, STA ULC and the Company's Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders' equity. The Company's Cdn$ 6.75% convertible subordinated unsecured debentures (the "Cdn$ 6.75% Convertible Debentures") and the Cdn$ 6.25% convertible subordinated unsecured debentures (the "Cdn$ 6.25% Convertible Debentures"), as described in Note 9, of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity. The US$ 6.25% convertible subordinated unsecured debentures (the "6.25%

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Convertible Debentures") of STI as described in Note 9 are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Loss as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less from the date of purchase. At June 30, 2015 and June 30, 2014 there were no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances.

Amounts reported based upon these estimates include, but are not limited to, insurance reserves, income taxes, goodwill and intangible assets, derivatives, certain components of long term debt, Class B common share liability and impairment testing of long-lived assets.

Allowance for Doubtful Accounts

The Company establishes provisions for losses on accounts receivable if it is determined that all or part of the outstanding balance is not collectable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using the specific identification method.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer's financial condition and, generally, advance payment is not required. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years.

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Buildings are depreciated on a straight line basis over 40 years. Other property and equipment is depreciated on a straight line basis over three to five years.

The Company recorded depreciation expense of $46.6 million and $45.2 million for the years ended June 30, 2015 and 2014, respectively.

The Company accrued approximately $21.0 million in fixed assets at June 30, 2015, related to fiscal year 2016 growth vehicles, which has been recorded as a non-cash investing activity for fiscal year 2015.

Goodwill and Indefinite Lived Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

The annual assessment of goodwill impairment, may be performed either on a quantitative or qualitative basis. In accordance with Accounting Standards Codification ("ASC") 350-20, *Intangibles-Goodwill and Other*, the quantitative assessment is a two step impairment test. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

ASC 350-20 was amended in September 2011, and gives the Company the option to perform a qualitative assessment for goodwill impairment. Under the qualitative assessment, consideration is given to both external factors (including the macroeconomic and industry conditions) and the Company's own internal factors (including internal costs, recent financial performance, management, business strategy, customers, and stock price). Facts and circumstances are evaluated each year to determine whether to use the qualitative or quantitative assessment. We performed a qualitative assessment during the fourth quarter of 2015, and there was no indication of impairment for goodwill.

Other Identifiable Intangible Assets

When assessing the impairment for indefinite-lived trade names, the Company performs the assessment in accordance with ASC 350-30, *Intangibles other than Goodwill* which states that when the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. ASC 350-30, *Intangibles Other than Goodwill*, was amended in July 2012, and gives the Company the option to first assess qualitative factors to determine if a quantitative impairment test of the indefinite-live

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

intangible asset is necessary. If the qualitative assessment reveals that it's more likely than not that the asset is impaired, a calculation of the assets' fair value is required. Otherwise, no quantitative calculation is necessary. The Company performed the quantitative assessment of trade names and there was no indication of impairment. Definite-lived intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not-to-compete are amortized on a straight-line basis over an estimated useful life of two to five years. The Company recorded amortization expense associated with its intangible assets of $3.4 million and $3.6 million for the years ended June 30, 2015 and 2014, respectively.

Convertible Debentures

The principal amounts of the Cdn$ 6.75% Convertible Debentures, which were redeemed on June 30, 2015, and the Cdn$ 6.25% Convertible Debentures are convertible into common shares of the Company at the option of the holders and the Company under certain conditions. The Company has determined that the debentures are not required to be bifurcated into separate debt and equity components. In accordance with ASC 470-20, *Debt with Conversion and Other Options*, if the conversion feature of the debenture is non-beneficial (i.e. "out of the money") upon issuance and the Company cannot settle conversions in cash, the full proceeds from these debentures should be recorded as a liability with no value attributed to the conversion feature. As such, the Company has recorded the full amount of the debentures as a liability.

In accordance with ASC 815, *Derivatives and Hedging*, as the conversion feature on STI's US$ 6.25% Convertible Debentures provides that the US dollar denominated notes can be converted at a US dollar denominated strike price into common shares of STI, a Canadian dollar functional currency entity, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. The Company recorded a non-cash gain for the year ended June 30, 2015 of $0.2 million in connection with the change in fair value of the embedded conversion feature during the 2015 fiscal year. The value of the embedded conversion feature represents a liability of nine thousand dollars and $0.2 million as at June 30, 2015 and 2014, respectively, which are included within other liabilities in the consolidated balance sheet.

Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. The Company capitalized costs associated with its Credit Agreement, Senior Secured Notes and costs related to the issuances of the Convertible Debentures. These costs have been capitalized and are being amortized to interest expense over the term of the related debt using the effective interest rate method. The carrying value of the deferred financing costs was $5.8 million and $7.4 million as of June 30, 2015 and 2014 respectively. Amortization expense totaled $1.9 million and $1.6 million for the years ended June 30, 2015 and 2014, respectively. Deferred financing costs are included in other assets in the consolidated balance sheet.

Impairment of Long-Lived Assets

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value. There were no indicators of impairment during the years ended June 30, 2015 and 2014.

Business Combinations

The Company accounts for business combinations under the principles codified in ASC 805, *Business Combinations*. The principles set forth how an acquirer recognizes and measures assets acquired, liabilities assumed, non-controlling interest and goodwill in a business combination. Key components include: (i) recognition of transaction costs in current period earnings and included in the consolidated statement of operations in acquisition expense; (ii) recognition of the estimated fair value of all contingent consideration at the acquisition date and an adjustment to fair value at each reporting date with an offset to current period earnings included in the consolidated statement of operations in other (income) expense; (iii) adjustments to deferred tax asset valuation allowances and income tax uncertainties recorded at the acquisition date to be recognized in current period earnings; (iv) acquisition method accounting is applied on the date that control is obtained in step acquisitions; (v) re-measurement of previously acquired non-controlling equity investments at fair value as at the acquisition date with an offset to current period earnings; and (vi) any excess of fair value of acquired net assets over the acquisition consideration results in a bargain purchase which is recognized in the statement of operations.

Income Taxes

Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to underpayment of income taxes in income tax provision (benefit) (see Note 8).

Revenue Recognition

Revenue from the Company's school bus operations is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectability is

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

reasonably assured. The Company bills customers on a monthly basis upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

Revenue from oil and gas interests is derived from the Company's partial ownership in various oil and gas wells. As a non-operator, the Company records revenue from its oil and gas interests based on its share of the sales value of production from producing wells. Revenue is received from the well operators and is recognized when the commodities are delivered to customers, the price is fixed or determinable and collectability is assured.

Insurance Reserves

The Company had approximately $25.9 million and $22.1 million in recorded insurance reserves at June 30, 2015 and 2014, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under its workers' compensation and vehicle liability insurance programs. Insurance expense for these items is largely dependent on the Company's claims experience and the Company's ability to control such claims, in addition to third party premiums/ expenses associated with this coverage. The Company has recorded estimated insurance reserves for the anticipated losses on open claims and estimated reserves for incurred but not recorded claims under the workers' compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above; it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience. Insurance reserves are included in accrued expenses and other current liabilities and other liabilities on the consolidated balance sheet.

Stock-Based Compensation

The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of stock-based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Two and Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2015 and fiscal year 2014. In May 2015 the Company redeemed all of the remaining Class B Series Two common shares by exchanging them for Class B Series Three common shares, based on the fair market value of each class of shares. Subsequent to March 2010, all new share awards under the EIP have only been in the form of grants of Class B Series Three common shares. These shares are accounted for as a liability upon issuance and remeasured at fair value on a quarterly basis (see Note 13). The Company recognized $4.2 million and $3.9 million in non-cash stock- based compensation expense based on the estimated fair value on the date of grant of the shares issued, for the years ended June 30, 2015 and 2014, respectively.

The Class B common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provided for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the historical value of the Subordinated Note component of the IPS). In the case of the Class B Series Three common shares utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put.

Stock-based compensation expense associated with the issuance of Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Accounting for Derivatives and Hedging Activities

Derivatives are recorded at fair value on the balance sheet, which, in accordance with ASC 820, *Fair Value Measurements and Disclosure*, requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Segment Reporting

The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company's investments as a non-operator in oil and gas interests.

Oil and Gas Interests

The Company holds non-operating interests in oil and gas properties, which are jointly owned with others. The financial statements reflect the Company's proportionate interest in the oil and gas activities as a non-operator.

The Company uses the full-cost method of accounting for oil and gas interests to determine the capitalized cost, whereby certain expenditures related to the acquisition, exploration and development of oil and gas properties are capitalized. Capitalized costs include the cost of land acquired or leased, intangible drilling costs such as those for equipment, casing and attachments on both productive and non-productive wells. These costs, net of salvage values, are accumulated in a single cost center and are depleted and amortized using the units-of production method. Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.

In connection with the oil and gas interests, the Company has an asset retirement obligation which represents the liability associated with the retirement of long-lived assets that arise from the acquisition, construction, development or normal operation of such assets.

Under US GAAP, the impairment test for oil and gas assets (the "ceiling test") requires the Company to use tax effected discounted cash flow using a present value technique. Under ASC 932, *Extractive Industries – Oil and Gas*, the pricing assumption to be used in the ceiling test calculation is defined as the twelve month average of realized prices.

Earnings per Share

Basic and diluted earnings per share are calculated by dividing the net income for the period by the weighted number of shares outstanding during each period. The shares used in the calculation of basic earnings per share are based on the weighted average number of shares outstanding. Shares used in the calculation of diluted earnings per share are based on the weighted average number of shares outstanding plus an adjustment for the incremental shares that would be outstanding assuming the exercise of the Company's Convertible Debentures. The net income for basic earnings per share is net earnings available to common stockholders. The net income for diluted earnings per share is net earnings available to common stockholders with interest expense associated with the Convertible Debentures added back (net of tax) for the assumed conversion of the Convertible Debentures into common stock.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Seasonality

The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to match the vehicles' usage.

Recent Adopted Accounting Standards

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or a Tax Credit Carryforward Exists. This ASU provides for the presentation of all or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward unless such balances are not available at the reporting date at which point the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The Company adopted this standard prospectively for all unrecognized tax benefits that existed beginning in the first quarter of fiscal 2015. This presentation is consistent with how the Company historically presents unrecognized tax benefits; therefore the adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards

In January 2014, the FASB issued ASU 2015-05, Service Concession Arrangements. This ASU applies to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets both of the following conditions: (i) the grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them and at what price and (ii) the grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement. This is effective for annual periods beginning after December 15, 2014 (including interim periods within those fiscal years) and should be applied on a modified retrospective basis to service concession arrangements in existence at the beginning of the fiscal year of adoption. The Company is required to adopt this standard for the first quarter of fiscal 2016. Early adoption is permitted. The Company is currently evaluating the requirements of this ASU to determine the impact on their consolidated financial statements, but currently does not anticipate this standard having a significant impact.

In April 2014, the FASB issued ASU 2014-08, an update modifying the criteria under which asset disposal activities qualify for presentation as a discontinued operation. The amendment restricts presentation as a discontinued operation to disposals that represent a strategic shift that has, or will have a major effect on an entity's operations and financial results. The amendments in this update are to be applied prospectively to all disposals or classifications as held for sale of components of an entity. The Company is required to adopt this standard for the first quarter of fiscal 2016. Early adoption is permitted, but only for disposals or classifications as held for sale that have not been reported in financial statements previously issued. This standard is not anticipated to have an impact on the Company's consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers. This new revenue recognition standard will supersede most existing revenue recognition guidance and is intended to improve revenue recognition and related financial reporting requirements. The standard will require companies to review contract arrangements with customers and ensure that all separate performance obligations are properly recognized in the compliance with the new guidance. The standard allows for either "full retrospective" or "cumulative effect" adoption. In July 2015, the FASB delayed the effective date of this standard. The Company is now required to adopt this standard effective July 1, 2018. Early

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

adoption is permitted beginning with the original effective date of July 1, 2017. The Company is currently evaluating both the method of adoption as well as the impact that ASU 2014-09 will have on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires an entity to evaluate whether conditions or events, in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern for one year from the date the financial statements are issued or are available to be issued. The guidance is effective for the annual period ending after December 15, 2016 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements, but currently does not anticipate this standard having a significant impact.

In January 2015, The FASB issued ASU 2015-01, Income Statement-Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items, which simplifies income statement presentation by eliminating the need to determine whether to classify an item as an extraordinary item. The guidance is effective for the annual period ending after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements, but currently does not anticipate this standard having a significant impact.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810), Amendments to the Consolidation Analysis, to improve the targeted areas of the consolidation guidance for legal entities such as limited partnerships, limited liability corporations similar entities and reduce the number of consolidation models. The guidance is effective for the annual period ending after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements, but currently does not anticipate this standard having a significant impact.

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30)-Simplifying the Presentation of Debt Issuance Costs, which simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. The guidance is effective for the annual period ending after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-05 Customer's Accounting for Fees Paid in a Cloud Computing Arrangement which requires that if a cloud computing arrangement includes a software license, then a customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance is effective for the annual period ending after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

Certain amounts have been reclassified in our prior period consolidated balance sheets to conform to current year presentation and such amounts were not material to current and prior periods.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

3. Business Combinations

2015 Acquisition

Dalton Bus Lines Limited

On December 5, 2014 the Company acquired certain assets and a contract of Dalton Bus Lines in Ontario, Canada. Earnings of the acquired company were included in the Company's results of operations from the acquisition date. The aggregate purchase price of these assets was approximately $0.4 million.

Property and equipment	$520
Intangible Assets	10
Total	$530

The purchase price consisted of $0.4 million in cash. Identifiable intangible assets consisted primarily of a non compete agreement that will be amortized over 3 years. The fair value of the assets acquired was greater than the purchase price; therefore the Company recognized a gain of approximately $0.1 million which is included in the statement of operations for fiscal year 2015. Approximately three thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2015.

2014 Acquisitions

Atlantic Express Transportation Corporation

On February 10, 2014, the Company closed the acquisition of certain assets and contracts in California from Atlantic Express Transportation Corporation ("AE"). STI's subsidiary School Wheels Direct ("SWD") managed the California operations from January 10, 2014 to February 9, 2014. Earnings of the acquired company were included in the Company's results of operations from February 10, 2014. The aggregate purchase price of these assets was approximately $17.2 million.

Current assets, less current liabilities	$ 294
Property and equipment	19,807
Intangible assets	1,736
Deferred taxes	(1,841)
Fair value of net assets acquired	$19,996

The purchase price consisted of $17.2 million in cash. Identifiable intangible assets consisted of contracts rights of $1.7 million that will be amortized over 20 years. Approximately $0.2 million of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2014.

Prior to the acquisition, AE had filed for protection under the federal bankruptcy protection rules. The SWD management services contract and the agreement to acquire the California assets of AE, including vehicles and school contracts, were both approved by the bankruptcy court. The purchase price was lower than the fair market value of the business acquired. Therefore, the Company recognized a gain of approximately $2.8 million, net of tax, which was included in the consolidated statement of operations for fiscal year 2014.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

3. Business Combinations (continued)

Williams Bus Line Co.

On August 27, 2013, the Company closed its acquisition of all of the outstanding common stock of Williams Bus Lines Co., ("Williams"), located in Wilkes Barre, Pennsylvania. Earnings of the acquired company were included in the Company's results of operations from August 27, 2013. The aggregate purchase price of this acquisition was $3.4 million.

Current assets, less current liabilities	$ 29
Property and equipment	1,343
Deferred Taxes	(525)
Subtotal	847
Goodwill	2,557
Total	$3,404

The purchase price consisted of $3.4 million in cash. Approximately forty-seven thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during the fiscal year 2014. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition was deductible for tax purposes.

Scholastic Bus Co.

On July 23, 2013, the Company closed its acquisition of all of the outstanding common stock of Scholastic Bus Co., ("Scholastic"), located in Fairlawn, New Jersey. Earnings of the acquired company were included in the Company's results of operations from the acquisition date. The aggregate purchase price of this acquisition was $2.4 million.

Current assets, less current liabilities	$ 298
Property and equipment	2,104
Deferred taxes	(772)
Subtotal	1,630
Goodwill	803
Total	$2,433

The purchase price consisted of $2.2 million in cash and $0.2 million in deferred payments. Approximately twenty-seven thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2014. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition was deductible for tax purposes.

The following unaudited pro forma financial information combines the consolidated results from operations for fiscal year 2014 as if all of the 2014 acquisitions had occurred as of July 1, 2013. Pro forma adjustments include the bargain gain, the adjustment for amortization on acquired intangibles and the adjustment to record the tax impact on the pro forma financial results. The unaudited results are as follows:

	Pro Forma Basis for fiscal year Ended June 30, (unaudited)
	2014
Revenue	$505,609
Net income	1,688
Basic and diluted net income per common share	$ 0.02

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

3. Business Combinations (continued)

The pro forma financial information is not necessarily indicative of operating results that would have occurred had the 2014 acquisitions been consummated as of July 1, 2013, nor is it indicative of future operating results.

4. Equity Method Investments

On March 11, 2015 a wholly-owned subsidiary of the Company made a non-controlling investment in a consulting and management services firm for cash consideration of $1.7 million. The Company has accounted for this investment under the equity method, in accordance with ASC- 323, Investments-Equity Method and Joint Ventures.

5. Property and Equipment

Property and equipment consist of the following:

June 30, 2015	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 5,629	$ —	$ 5,629	
Buildings	5,982	(1,086)	4,896	40
Transportation equipment	432,826	(226,513)	206,313	7 to 11
Leasehold improvements	7,826	(3,702)	4,124	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	29,674	(19,340)	10,334	3 to 5
	$481,937	$(250,641)	$231,296	

June 30, 2014	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 6,076	$ —	$ 6,076	
Buildings	5,065	(882)	4,183	40
Transportation equipment	414,325	(205,292)	209,033	7 to 11
Leasehold improvements	6,510	(2,693)	3,817	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	24,837	(16,594)	8,243	3 to 5
	$456,813	$(225,461)	$231,352	

6. Oil and Gas Interests

Oil and gas interests consist of the following:

	2015	2014
Oil and gas interests	$ 18,098	$17,094
Less accumulated depletion	(10,385)	(9,223)
	$ 7,713	$ 7,871

The Company does not capitalize any of its own administrative or interest costs and accounts for these costs as expenses during the year. There were no costs excluded from costs subject to depletion and depreciation at the balance sheet dates.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

6. Oil and Gas Interests (continued)

Under full cost accounting many costs incurred will be capitalized even though they have not resulted in an increase in the future revenue generating capacity of the enterprise. Accordingly, it is widely recognized that there should be a limit on the aggregate costs that may be carried forward for amortization against revenue of future periods (the "ceiling test"); the Company performed a ceiling test calculation at both June 30, 2015 and 2014. The ceiling test requires the Company to use tax effected discounted cash flows using a present value technique. The sales prices used for the ceiling test at June 30, 2015 were $73.88 per barrel for oil and $4.17 per thousand cubic feet of natural gas. Based on the calculations under the first step of the ceiling test, the Company determined that its oil and gas interests are recoverable.

7. Goodwill and Other Intangible Assets

Intangible assets consist of the following:

	2015			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Life Years
Contract rights	$ 65,102	$(25,428)	$39,674	12
Covenants not to compete	14,800	(14,774)	26	1
Trade names	22,199	—	22,199	None (Indefinite Life)
Total	$102,101	$(40,202)	$61,899	

	2014			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Life Years
Contract rights	$ 67,627	$(22,868)	$44,759	14
Covenants not to compete	14,995	(14,952)	43	—
Trade names	22,918	—	22,918	None (Indefinite Life)
Total	$105,540	$(37,820)	$67,720	

Estimated annual amortization expense for intangibles assets is as follows:

Year ending June 30,	
2016	$ 3,162
2017	3,152
2018	3,147
2019	3,146
2020	3,146
	$15,753

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

7. Goodwill and Other Intangible Assets (continued)

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2015 and 2014 (see Note 8):

Balance as of June 30, 2013	$138,312
Goodwill related to acquisitions	$ 3,360
Goodwill reduction related to prior acquisitions	$ (1,826)
Foreign currency effects on Goodwill	$ (688)
Balance as of June 30, 2014	$139,158
Goodwill additions related to prior acquisitions	$ 1,826
Foreign currency effects on Goodwill	$ (6,045)
Balance as of June 30, 2015	$134,939

8. Income Taxes

The components of the expense (benefit) for income taxes are as follows:

	2015	2014
Federal: Canada		
Current	$(432)	$(1,388)
Deferred	(21)	1,964
	(453)	576
Provincial: Canada		
Current	(332)	94
Deferred	(16)	(423)
	(348)	(329)
Foreign:		
Current	566	786
Deferred	319	(1,428)
	885	(642)
Total expense (benefit)	$ 84	$ (395)

The components of income before income tax expense (benefit) for income taxes are as follows:

	2015	2014
Domestic	$ (8,361)	$ 196
Foreign	12,100	826
Total	3,739	1,022

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

8. Income Taxes (continued)

The difference between the effective rate reflected in the income tax expense (benefit) for income taxes and the amount determined by applying the Canadian statutory rate to income before income taxes for the fiscal year ended June 30, 2015 and June 30, 2014 is analyzed below:

	2015	2014
Provision for income taxes at statutory rate	$ 561	$ 158
Provincial taxes	(332)	112
Foreign rate differential	1,097	264
Canadian rate difference	(59)	168
Effect of U.S. state rate changes	(1,268)	—
Gain on bargain purchase	—	(1,105)
Permanent items	121	96
Uncertain tax position adjustments	(192)	—
Other	156	(88)
	$ 84	$ (395)

Deferred taxes arise because of the differences in the book and tax basis of certain assets and liabilities. Significant components of deferred tax assets and (liabilities) are as follows:

	2015	2014
Deferred tax liabilities		
Intangibles	$(24,873)	$(25,055)
Property and equipment	(55,588)	(52,082)
Total deferred tax liabilities	(80,461)	(77,137)
Deferred tax assets:		
Net operating loss carry forward	25,779	21,675
Other	13,461	14,276
Total deferred tax assets	39,240	35,951
Valuation allowance	(337)	(337)
Net deferred tax assets	38,903	35,614
Net deferred tax liabilities	$(41,558)	$(41,523)

In fiscal 2015, the Company increased goodwill and net non-current deferred income tax liabilities by $1.9 million to correct the adjustment for purchase price allocation associated with the acquisition of the school bus division of Ayr Coach Lines in July 2006 that was recorded in the fourth quarter of 2014.

It is the Company's intention to reinvest the undistributed earning of its foreign subsidiaries and thereby indefinitely postpone their remittance. As a result, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries of the Company. It is not practical to compute the deferred tax liability and as such is not recorded.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

8. Income Taxes (continued)

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities if such unrecognized tax benefits were settled.

	2015	2014
Balance at July 1,	$ 1,704	$1,704
Additions for tax position related to prior year	190	—
Effective settlements with tax authorities	(1,439)	—
Balance at June 30,	$ 455	$1,704

The total amount of the unrecognized tax benefits, if recognized would favorably impact the effective tax rate by $0.5 million. Included in the amounts above are approximately seventy thousand dollars and $0.2 million of interest and penalties for the fiscal years ended June 30, 2015 and 2014, respectively, which are also included as a component of the income tax benefit on the consolidated statement of operations. During fiscal year 2015, the Company reviewed its state tax filing positions in various states. As a result, the Company established a $0.2 million uncertain tax position related to a filing position not more-likely-than-not to succeed.

The Company recently concluded a full scope examination of one of its Canadian entities and a limited scope examination for two of its Canadian entities for the years ended June 30, 2011 and June 30, 2012. As a result, the corresponding uncertain tax position associated with these entities for the years under examination, have been effectively settled with tax authorities and therefore recognized. All tax years starting with June 30, 2012 are currently open in the United States. All tax years starting with June 30, 2013 are currently open in Canada.

At June 30, 2015, the Company has available U.S. net operating loss carry forwards of approximately $62.2 million expiring in the years 2022 through 2034 and Canadian non-capital loss carry forwards of approximately $4.4 million expiring in the years 2025 through 2035. These deferred tax assets are offset by a valuation allowance of approximately $0.3 million.

9. Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at June 30, 2015		June 30, 2014	
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement Revolving credit facility	$—	$ 50,421	$—	$ 62,436
Convertible Debentures	—	119,515	—	176,462
Senior Secured Notes	—	35,000	—	35,000
Promissory notes due to former owners	—	—	200	—
	$—	$204,936	$200	$273,898

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

9. Debt (continued)

Maturities of long-term debt are as follows:

	Third Amended Credit Facility	Convertible Debentures	Senior Secured Notes	Total
Year ending June 30,				
2016	$ —	$ —	$ —	$ —
2017	—	—	35,000	35,000
2018	—	59,467	—	59,467
2019	—	60,048	—	60,048
2020	50,421	—	—	50,421
thereafter	—	—	—	—
	$50,421	$119,515	$35,000	$204,936

Third Amended and Restated Credit Agreement and Senior Secured Notes

On August 19, 2014, the Company amended its Third Amended and Restated Credit Agreement (the "Credit Agreement"). The amendment extended the maturity date (previously due February 27, 2018) to August 19, 2019, or if earlier, 90 days prior to the maturity of the Senior Secured Notes, extended the $100.0 million accordion feature and increased the commitments to $225.0 million, from the previous commitments of $165.0 million. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The extension was accounted for as a modification of debt, and as such, transaction costs related to the modification have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the Credit Agreement. The current commitments at June 30, 2015, include a US $180.0 million loan facility and a Canadian $45.0 million loan facility both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts.

The Company may request an increase to the $225.0 million in commitments for up to an additional $100.0 million in additional commitments (the "Accordion Feature"), so long as no default or event of default has occurred and is continuing. Each lender under the Credit Agreement shall have the option to subscribe for a portion of the remaining Accordion Feature and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. At June 30, 2015 the Company had approximately $172.8 million in borrowing availability under the Credit Agreement.

On November 10, 2011, the Company rolled over and extended the maturity of its $35.0 million of fixed rate Senior Secured Notes (previously due December 14, 2011), for an additional five year term, carrying a fixed coupon of 4.246% (the previous fixed coupon was 5.941%). The Senior Secured Notes rank pari-passu with borrowings under the Credit Agreement and have a maturity date of November 10, 2016. The extension was accounted for as a modification of debt, and as such, transaction costs related to the modification have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the notes.

Borrowings under the Credit Agreement are collateralized by (i) the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries and (ii) by the unencumbered assets of Parkview Transit and its subsidiaries and the capital stock of Parkview Transit and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

9. Debt (continued)

collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

Borrowings under the Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (3.25% at June 30, 2015), plus the applicable margin, which ranges from 0.50% to 1.25% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement (0.18650% at June 30, 2015), plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings' senior leverage ratio on the pricing date. The effective interest rate on the Credit Agreement was 4.0% for the year ended June 30, 2015.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at June 30, 2015.

Convertible Debentures

On November 12, 2013, the Company issued the Cdn$ 6.25% Convertible Debentures due June 30, 2019 at a price of $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million). The issue costs of approximately $3.5 million (Cdn $3.6 million) have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the Cdn$ 6.25% Convertible Debentures due June 30, 2019, using the effective interest method.

Interest on the Cdn$ 6.25% Convertible Debentures due June 30, 2019 is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each Cdn$ 6.25% Convertible Debenture due June 30, 2019 is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $9.05 per common share (the "Cdn$ 6.25% Convertible Debenture Conversion Price") which is equivalent to 110.4972 common shares for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures due June 30, 2019.

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are not redeemable prior to June 30, 2017. The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price. After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

On June 7, 2011, the Company issued the US$ 6.25% Convertible Debentures due June 30, 2018 at a price of $1,000 per debenture, for total gross proceeds of $60.0 million. The issue costs of approximately $3.0 million have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the US$ 6.25% Convertible

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

9. Debt (continued)

Debentures due June 30, 2018, using the effective interest method. The conversion feature of this debenture provides that these US dollar denominated notes can be converted into Canadian denominated common shares of the Company. As such, the conversion feature represents on embedded derivative that is required to be bifurcated and accounted for separately.

The Company recorded the embedded derivative liability as a component of other liabilities in the consolidated balance sheet. The embedded conversion liability is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. In addition, as the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are also included in the consolidated statement of operations.

Interest on the US$ 6.25% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each US$ 6.25% Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of $9.50 per common share (the "US$ 6.25% Convertible Debenture Conversion Price") which is equivalent to 105.2632 common shares for each $1,000 principal amount of the US$ 6.25% Convertible Debenture.

The US$ 6.25% Convertible Debentures were not redeemable prior to June 30, 2014. The Company had the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on or after July 1, 2014 but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the US$ 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity the Company will have the right, at its option to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

On June 21, 2010, the Company issued the Cdn$ 6.75% Convertible Debentures which were due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million). The Cdn$ 6.75% Convertible Debentures matured on June 30, 2015, at which time the Company redeemed the remaining balance of Cdn$ 6.75% Convertible Debentures for cash, as discussed below. The Cdn$ 6.75% Convertible Debentures of STI were denominated in Canadian dollars, and as such, they were not required to be bifurcated into separate debt and equity components.

Interest on the Cdn$ 6.75% Convertible Debentures was payable semi-annually, in arrears, on June 30 and December 30 of each year.

The Cdn$ 6.75% Convertible Debentures were convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $7.25 per common share (the "Cdn$ 6.75% Convertible Debenture Conversion Price") which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of the Cdn$ 6.75% Convertible Debenture.

The Company redeemed the Cdn$ 6.75% Convertible Debentures at June 30, 2015 as discussed below. The Cdn$ 6.75% Convertible Debentures were not redeemable prior to June 30, 2013. The Company had the right, at its option, to redeem the Cdn$ 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

9. Debt (continued)

notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.75% Convertible Debenture Conversion Price.

During fiscal year 2015, Cdn $0.1 million of the Company's Cdn$ 6.75% Convertible Debentures were converted into 18,342 shares of common stock. On June 30, 2015, the Company redeemed the remaining Cdn $49.9 million in principal amount of Cdn$ 6.75% Convertible Debentures for US$ 40.1 million in cash, in accordance with the terms of the trust indenture dated as of June 21, 2010 between STI and Computershare Trust Company of Canada governing the Cdn$ 6.75% Convertible Debentures.

The Cdn$ 6.75% Convertible Debentures, the US$ 6.25% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures are collectively referred to as the "Convertible Debentures". The Convertible Debentures are subordinate to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole, by issuing and delivering common shares for each US $1,000 principal amount of the US$ 6.25% Convertible Debentures and Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debentures indentures, to sell in the open market, to satisfy the Company's obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change in Control (as defined in the Convertible Debenture indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

The Company expects to be able to repay, renew or refinance its various loan facilitates and Convertible Debentures as they become due with other long term financing options.

10. Asset Retirement Obligation

ASC 410-20, *Asset Retirement Obligation*, establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the long lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal fair value. The obligation

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

10. Asset Retirement Obligation (continued)

relates to the cost associated with shutting down oil and gas wells. The Company recorded accretion expense of twenty seven thousand dollars and thirty seven thousand dollars for the years ended June 30, 2015 and 2014, respectively.

At June 30, 2015, the present value of the Company's asset retirement obligation was $0.6 million. The Company expects the discounted obligation to become payable over the next 50 years. A discount rate of 7.2% was used to calculate the present value of the asset retirement obligation. If the Company had estimated the asset retirement obligation using undiscounted cash flows it would amount to approximately $1.1 million.

11. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At June 30, 2015 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the "Plan"), the Company issued 1,485,040 and 1,458,258 common shares during the fiscal years ended June 30, 2015 and 2014, respectively. The shares issued pursuant to the plan represent non-cash dividends with values of $8.5 million and $8.9 million, for the fiscal years ended June 30, 2015 and 2014, respectively, which have been recorded as a non-cash financing activity in each year. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

During the 2015 fiscal year, the Company issued 18,342 common shares, having an approximate value of $0.1 million in connection with the conversion of the Company's Cdn$ 6.75% Convertible Debentures, which were recorded as a non-cash financing activity (see Note 9).

The Company renewed its normal course issuer bid ("NCIB") on October 21, 2014. Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to the lesser of 4,158,553 Common Shares or the number of Common Shares that can be purchased for an aggregate purchase price of Cdn $5.0 million in the twelve month period commencing October 24, 2014 and ending on October 23, 2015. Under the renewed NCIB, the Company repurchased 161,415 shares with a value of $0.8 million during fiscal year 2015. The Company did not repurchase any shares during the 2014 fiscal year. The Company amended the NCIB in August 2015 (see Note 21).

On March 6, 2015, the Company issued 11,983,000 common shares for total gross cash proceeds of $69.1 million (Cdn $86.3 million) pursuant to the 2015 Bought Deal. The net proceeds of $66.7 million (Cdn $83.2 million) after commission and fees, were used to redeem the remaining $40.1 million in principal amount of Cdn$ 6.75% Convertible Debentures, with the balance used to pay down debt on the Company's senior credit facility.

On May 8, 2015, the Board of Directors of the Company approved a change in the currency of the monthly dividend to U.S dollars, effective July 1, 2015, with the first U.S. dollar dividend payable August 17, 2015 to shareholders of record on July 31, 2015.

Common shares issued and outstanding are 96,141,516 and 82,816,549 million at June 30, 2015 and 2014, respectively.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

12. Earnings Per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Twelve months ended June 30, 2015	Twelve months ended June 30, 2014
Weighted-average shares outstanding-basic	87,345,708	82,096,947
Potential dilutive effect of shares to be issued to settle the debentures	21,478,722	18,457,176
Weighted-average shares outstanding-diluted	108,824,430	100,554,123

The computations for basic and diluted income per common share are as follows:

	Twelve months ended June 30, 2015	Twelve months ended June 30, 2014
Net income-basic	$ 3,655	$1,417
Add back: Interest expense on debentures (net of tax)	6,541	5,907
Net income used for diluted earnings per share	10,196	7,324
Basic income per share	$ 0.04	$ 0.02
Diluted income per share	$ 0.04	$ 0.02

The conversion of the convertible debentures is anti-dilutive for both years ended June 30, 2015 and 2014.

13. Stock-Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders, which have been granted to management.

These shares are accounted for as a liability upon issuance, as a result of a put option they contain, which may be granted to management.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. In May 2015, the Company redeemed all of the remaining Class B Series Two common shares by exchanging the outstanding Class B Series Two common shares for Class B Series Three common shares, based on the fair market value of each class of shares. This non-cash exchange resulted in approximately 1.57 Class B Series Three common shares being issued for each Class B Series Two common share outstanding. The holders of the Class B Series Two common shares were entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS's. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

13. Stock-Based Compensation (continued)

Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to "put" up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

Class B common shares granted are fully vested on the grant date. These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B common shares are recorded as a component of other (income) expense, in the consolidated statement of operations. The Company recorded income of $3.3 million and an expense of $0.9 million for the years ended June 30, 2015 and 2014, respectively, associated with the change in fair value on the Class B common shares, which are recorded as a component of other (income) expense, in the consolidated statement of operations. The Company recorded $0.9 million and $0.8 million in dividend payments for the years ended June 30, 2015 and 2014, respectively, which are recorded as a component of other (income) expense, in the consolidated statement of operations.

The following tables summarize the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2015 Net shares outstanding
Shares outstanding at June 30, 2014	61,466
Redemptions	(10,777)
B2/B3 Share exchange	(50,689)
Shares outstanding at June 30, 2015	—

Pursuant to the liquidity provision of the EIP plan, 10,777 shares were "put" back to the Company during the year ended June 30, 2015 for which the Company paid $0.1 million. The remaining Class B Series Two common shares were exchanged for Class B Series Three common shares as discussed above.

	For the year ended June 30, 2014		
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	254,965	(190,449)	64,516
Redemptions	(3,050)	—	(3,050)
Shares outstanding at June 30, 2014	251,915	(190,449)	61,466

Pursuant to the liquidity provision of the EIP plan, 3,050 shares were "put" back to the Company during the year ended June 30, 2014 for which the Company paid thirty one thousand dollars. The fair value of the Class B Series Two common shares outstanding at June 30, 2014 represents a liability of $0.6 million all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to put in the next twelve months pursuant to the EIP plan.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

13. Stock-Based Compensation (continued)

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2015		
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2014	2,071,993	(666,151)	1,405,842
Grants	663,620	(236,241)	427,379
Redemptions	(322,019)	—	(322,019)
B2/B3 Share exchange	80,009	—	80,009
Shares outstanding at June 30, 2015	2,493,603	(902,392)	1,591,211

The Company recognized $4.2 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2015, based on the estimated fair value of these shares on the grant date. The additional 80,009 Class B Series Three common shares were issued in exchange for the remaining Class B Series Two common shares outstanding as discussed above. Pursuant to the liquidity provision of the EIP plan, 322,019 shares were "put" back to the Company during the year ended June 30, 2015 for which the Company paid $1.9 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2015 represents a liability of $7.3 million, of which $5.4 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

	For the year ended June 30, 2014		
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	1,634,452	(470,862)	1,163,590
Grants	635,074	(195,289)	439,785
Redemptions	(197,533)	—	(197,533)
Shares outstanding at June 30, 2014	2,071,993	(666,151)	1,405,842

The Company recognized $3.9 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2014, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 197,533 shares were "put" back to the Company during the year ended June 30, 2014 for which the Company paid $1.2 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2014 represents a liability of $9.3 million, of which $6.6 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

14. Financial Instruments

The Company's financial assets and financial liabilities are as follow:

	As at June 30, 2015	As at June 30, 2014
Cash	$ 5,333	$ 10,858
Accounts receivable	$ 55,275	$ 47,731
Accounts payable	$ 2,230	$ 1,656
Other accrued liabilities	62,040	41,382
Class B Series Two and Three share liability	7,349	9,951
Long-term debt (including portion due within one year)	204,936	274,098
Conversion right on 6.25% Convertible Debentures	9	236
Derivative financial instrument	—	83
Other long term liabilities	17,423	15,431
	$293,987	$342,837

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value.

Foreign currency exchange contracts were measured at fair value based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability was based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm's length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

14. Financial Instruments (continued)

The fair values of the Company's financial assets and liabilities measured on a recurring basis were categorized as follows:

As at June 30, 2015	Level 1	Level 2	Level 3	Total
Interest rate swap	—	$ 337	—	$ 337
Class B Series Three common share liability	—	7,349	—	7,349
Conversion right on US$ 6.25% Convertible Debentures	—	—	9	9
	$—	$7,686	$ 9	$7,695

As at June 30, 2014	Level 1	Level 2	Level 3	Total
Foreign currency exchange contracts	$—	$ 83	$—	$ 83
Interest rate swap	—	408	—	408
Class B Series Two and Three common share liability	—	9,951	—	9,951
Conversion right on US$ 6.25% Convertible Debentures	—	—	236	236
	$—	$10,442	$236	$10,678

The following tables summarize the changes in the Company's level 3 financial instrument for the twelve months ended June 30, 2015 and 2014, respectively.

Conversion rights on US$ 6.25% Convertible Debentures For the twelve months ended June 30,	2015	2014
Balance at June 30,	$ 236	$ 954
Total unrealized gain:		
Non-cash gain on conversion feature	(231)	(714)
FX impact on conversion feature	4	(4)
Balance at June 30,	$ 9	$ 236

The decrease in fair value of the conversion rights was driven by an increase in the bond yield from 2.83% to 6.01% in the twelve months ended June 30, 2015. The decrease in fair value of the conversion rights, in the twelve months ended June 30, 2014, was driven largely by the change in the Company's stock price volatility which decreased to 17.0% from 23.0%.

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company's stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable. The change in fair value of the conversion rights led to income of $0.2 million in the consolidated statement of operations for the year ended June 30, 2015.

The Company has exposure to interest rate risk, foreign currency exchange risk, credit risk and liquidity risk. The Company's management has overall responsibility for the establishment of the Company's risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

The Company's interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

14. Financial Instruments (continued)

variable rate debt as well as through an interest rate swap that the Company has in place for a notional amount of $50.0 million of credit facility borrowings. The swap has not been designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap are recorded in the condensed consolidated statement of operations. The Company recorded a non cash gain for the year ended June 30, 2015, of $0.1 million in connection with the changes in fair value of the swap, which is included in the consolidated statement of operations as a component of interest expense. The value of the interest rate swap represents a liability of $0.3 million as at June 30, 2015. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

At June 30, 2015, the Company had $85.4 million in outstanding senior indebtedness (comprised of $50.4 million in revolving credit facility borrowings and $35.0 million in fixed rate Senior Secured Notes) as well as $119.5 million in fixed rate Convertible Debentures.

A 100 basis point change in interest rates, with all other variables held constant, applied to the outstanding credit facility borrowings as at June 30, 2015, would result in an annual change in interest expense and a corresponding change in cash flows of approximately $0.5 million.

Foreign Currency Exchange Risk

The Company managed its exposure to currency fluctuations through foreign currency exchange contracts ("Forward Contracts") primarily to mitigate the exchange rate risk on the common share dividends. In May 2015, the Company announced that the Board of Directors had approved a change in the currency of the monthly dividend to U.S dollars, effective July 1, 2015. Effective with the announcement, the Company liquidated all of the Forwards Contracts that were outstanding, which had a notional value of $17.5 million. This liquidation resulted in a realized loss of $0.4 million which is recorded in foreign currency (gain) loss in the consolidated statement of operations.

In June 2015, the Company liquidated the foreign exchange forward contract it had in place to cover the principal amount of the Cdn$ 6.75% Convertible Debentures that matured on June 30, 2015. This liquidation resulted in a realized gain of $0.1 million which is recorded in foreign currency (gain) loss in the consolidated statement of operations.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the Convertible Debentures interest payments.

The Company prepares its financial statements in U.S. dollars. In connection with the Company's Canadian operations, approximately 21.7% of the Company's consolidated income before taxes are incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a gain of $0.1 million on the translation of its monthly dividends into U.S. dollars (which included the liquidation of the monthly currency contracts used to hedge the dividends). Both of these transactions are recorded in foreign currency (gain) loss in the consolidated statements of operations.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

14. Financial Instruments (continued)

of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry. Consistent with the Company's history there were minimal write-offs of accounts receivable during the fiscal years ended June 30, 2015 and 2014.

15. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada.

The table below summarizes revenue and assets by geographical area for the transportation segment for the years ended June 30, 2015 and 2014:

2015

	Revenues	Property and Equipment (net)	Goodwill
United States	$480,936	$198,135	$ 99,484
Canada	70,925	33,161	35,455
Total	$551,861	$231,296	$134,939

For the year ended June 30, 2015, the oil and gas segment, which is located in the United States, had revenues of $2.9 million and net oil and gas interests of $7.7 million. There is no goodwill associated with this segment.

2014

	Revenues	Property and Equipment (net)	Goodwill
United States	$409,683	$187,218	$ 99,484
Canada	74,633	44,134	39,674
Total	$484,316	$231,352	$139,158

For the year ended June 30, 2014, the oil and gas segment, which is located in the United States, had revenues of $5.2 million and net oil and gas interests of $7.9 million. There is no goodwill associated with this segment.

The accounting policies of the segments are the same as those described in the basis of presentation. There are no inter-segment sales.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

15. Segment Information (continued)

Reportable operating segments:

	2015	2014
Revenue		
Transportation	$551,861	$484,316
Oil and gas	2,890	5,183
	$554,751	$489,499
Operating earnings (losses)		
Transportation	$ 17,702	$ 14,290
Oil and gas	(540)	1,235
	17,162	15,525
Unallocated expenses	13,423	14,503
Tax expense (benefit)	84	(395)
Net Income	$ 3,655	$ 1,417
Capital Expenditures		
Transportation	$ 32,467	$ 36,271
Oil and gas	1,003	1,523
	$ 33,470	$ 37,794
Depreciation, depletion and amortization		
Transportation	$ 49,969	$ 48,896
Oil and gas	1,162	1,121
	$ 51,131	$ 50,017
Total Assets		
Transportation	$527,291	$534,522
Oil and gas	8,636	9,316
	$535,927	$543,838
Total Liabilities		
Transportation	$334,333	$383,114
Oil and gas	1,787	1,684
	$336,120	$384,798

16. Lease Commitments

The Company leases certain facilities under non-cancelable operating leases. Rent expense associated with the leases facilities totaled $13.8 million and $12.0 million for the years ended June 30, 2015 and 2014, respectively. The Company also leases certain school vehicles under non-cancelable operating leases. Operating lease expense associated with these leased school vehicles totaled $29.6 million and $19.9 million for the years ended June 30, 2015 and 2014, respectively. The terms of these and other leases expire at various times through 2024.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

16. Lease Commitments (continued)

The following represent future minimum rental payments and operating lease payments under non cancelable operating leases:

	Facility Leases	Vehicle Leases	Total
Year ending June 30,			
2016	$14,422	$ 28,024	$ 42,446
2017	11,024	25,005	36,029
2018	8,634	21,810	30,444
2019	6,426	17,526	23,952
2020	3,103	11,318	14,421
2021 and thereafter	3,402	233	3,635
Total minimum payments	$47,011	$103,916	$150,927

17. Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred $0.6 million in expenses related to the plan for both of the years ended June 30, 2015 and 2014.

18. Related Party Transactions

The Company utilized a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's CFO. The transportation equipment dealer also provided consulting services to the Company, assisting with fleet valuations in its acquisition efforts. The transportation equipment dealer is a company controlled by a family member of the Company's Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services were provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non-contractual basis. The Company paid the transportation equipment dealer $0.5 million and $0.6 million for each of the years ended June 30, 2015 and 2014, respectively. In April 2015, the Company terminated the agreement and began to perform these services directly with internal resources.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

19. Commitments and Contingencies

The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains automobile, workers' compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company's insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company's operations are bodily injury and property damage to third parties.

In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

19. Commitments and Contingencies (continued)

As part of collateral agreements supporting its insurance programs, the Company had $0.7 million and $0.9 million of letters of credit outstanding at June 30, 2015 and 2014, respectively and $0.9 million and $0.7 million of cash deposits at June 30, 2015 and 2014, respectively which are included in other assets in the consolidated balance sheet.

Certain of the Company's contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent fiscal year, outstanding performance bonds aggregated $94.6 million. There are no collateral requirements for these surety bonds.

20. Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information At June 30	2015	2014
Prepaid Expenses		
Prepaid Insurance	$ 7,098	$ 6,924
Other	2,623	2,695
	$ 9,721	$ 9,619
Other Current Assets		
Fuel Tax Receivable	$ 1,799	$ 1,249
Other Receivables	1,644	3,539
	$ 3,443	$ 4,788
Accrued Expenses and Accounts Payable		
Accrued Accounts Payable	$ 8,483	$ 8,711
Dividends Payable	14,096	14,255
Insurance	9,111	7,532
Wages and Benefits	5,175	6,237
Class B Shares	5,356	7,217
Taxes Payable	1,259	1,335
Deferred Revenue	655	774
Accrued Fixed Assets	20,983	—
Other	2,278	2,621
	$67,396	$48,682
Other liabilities		
Insurance	$16,756	$14,565
Other	676	1,102
	$17,432	$15,667

21. Subsequent Events

On July 2, 2015, STA Holdings granted 173,705 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2015.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(000's of U.S. Dollars, unless specified, except share and per share amounts)

21. Subsequent Events (continued)

During July and August 2015, the Company entered into additional operating leases with ten major financial institutions to lease approximately $57.5 million in growth and replacement school vehicles for the upcoming 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.2%. Annual lease payments on these additional leases will approximate $8.0 million per year for the term of the leases.

During August 2015 the Company amended its current NCIB to increase the maximum amount of common shares that the Company is permitted to acquire to 6,806,591 common shares from the number of common shares that could be purchased for an aggregate purchase price of Cdn$ 5.0 million, subject to the Company's senior debt agreement requirements. The amended NCIB will still cover the twelve month period commencing October 24, 2014 and ending on October 23, 2015. Upon expiration of the current NCIB, the Company can renew the NCIB for another twelve month period.

CORPORATE DIRECTORY

STUDENT TRANSPORTATION INC.

BOARD OF DIRECTORS
Denis J. Gallagher, Chairman
Irving R. Gerstein, Lead Director, CNCG Chair
Victor Wells
Kenneth B. Needler
George Rossi, Audit Committee Chair
David Scopelliti
Grace Palombo
Wendi Sturgis, ITC Committee Chair
Barbara Basney

CORPORATE OFFICE
Student Transportation Inc.
Student Transportation of Canada
160 Saunders Road, Unit 6
Barrie, Ontario
L4N 9A4 Canada

EXECUTIVE OFFICES
Student Transportation of America
3349 Highway 138
Building A, Suite C
Wall, New Jersey 07719
1-888-942-2250

INNOVATION & TECHNOLOGY GROUP
885 Island Park Drive
Suite 210
Charleston, SC 29492
1-855-884-2720
TIG@ridesta.com

SENIOR MANAGEMENT TEAM
Denis J. Gallagher
Chairman of the Board and Chief Executive Officer

Patrick J. Walker
Executive Vice President and Chief Financial Officer

Patrick Vaughan
Chief Operating Officer

Thomas Kominsky
Chief Growth Officer

John DiMaiolo
Chief Accounting Officer

Paula Altieri
Vice President and Corporate Controller

Keith Engelbert
Chief Technology Officer

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
MetroPark, New Jersey

TRANSFER AGENT & REGISTRAR
Computershare Trust Company
100 University Ave., 8th Floor
Toronto, Ontario
M5J 2Y1
1-800-564-6253

LEGAL COUNSEL
Goodmans LLP
Toronto, Ontario

Thompson Coburn LLP
Chicago, Illinois

INVESTOR RELATIONS OFFICE
885 Island Park Drive
Suite 210
Charleston, SC 29492
1-843-884-2720
invest@rideSTBus.com
www.rideSTBus.com

ANNUAL MEETING
Thursday, November 5, 2015
2:00 p.m. ET
TSX Broadcast & Conference Centre
130 King Street West
Toronto, Ontario

NASDAQ LISTED

STB LISTED ON TMX

MIX Paper from responsible sources FSC® C101537



SCHOOL BUS
EMERGENCY DOOR
BUS EMPTY
204
205


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